APR 29 2004
AR/S
P.E. 12-31-03

2003 Annual Report


04027845

PROCESSED
APR 30 2004
THOMSON FINANCIAL

Willis Lease Finance Corporation

Cover photograph courtesy of Judy Webber, Vice President of Technical Services of Willis Lease Finance Corporation. Photograph is of a V2528-D5 engine used in the MD90. The V2528-D5 is one of the many engines owned by Willis Lease Finance Corporation and available for lease.

Forward-Looking Statements

Except for historical information, the matters discussed in this annual report contain forward-looking statements that involve risks and uncertainties. Do not unduly rely on forward-looking statements, which give only expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made; and the Company undertakes no obligation to update them. The Company's actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, the effects on the airline industry and the global economy of events such as the September 11 attack, the war in Iraq, the SARS outbreak and changes in oil prices; trends in the airline industry, including growth rates of markets and other economic factors; risks associated with owning and providing jet engines and aircraft; the ability of the Company to successfully negotiate equipment purchases, sales and leases, to collect outstanding revenue commitments and to control costs and expenses; changes in interest rates and availability of capital to the Company and to its customers; the ability of the Company to continue to meet the changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting and tax standards; the market value of engines; and other risks detailed in the Company's Annual Report on Form 10-K and other continuing reports filed with the Securities and Exchange Commission.



Willis Lease Finance Corporation is a provider of aviation services, specializing in leasing spare commercial aircraft engines and other aircraft-related equipment. We provide these services to commercial airlines, aircraft engine manufacturers and engine repair and overhaul facilities worldwide.

UTILIZATION

(percent by book value)


92
90
88
86
84
82
80
78
76
74
9/01
12/01
3/02
6/02
9/02
12/02
3/03
6/03
9/03
12/03

DEAR FELLOW SHAREHOLDERS

I am proud of how well our company performed during 2003. Net income and earnings per share in 2003 were better than 2002 by significant margins. The strong improvement in both the level and quality of our earnings in 2003 is especially noteworthy given the difficult market conditions of the past two years.

Our net income was up 16% over 2002, and our pretax income was up an even more impressive 36%. Earnings per share increased 15% to $0.47 in 2003. Revenues in 2003 were generated from core operations with lease revenue up $1.6 million over 2002. We accomplished these results by successfully doing what we do best — we put engines on lease, which resulted in an increase in our average utilization rate to 87% in 2003 from 82% in 2002. The improvement in the numbers is the result of the hard work and dedication of every member of the Willis Lease Finance team. I continue to believe that we have the best team in our league, and I'm confident that will enable us to maintain our position as an industry leader.

We set some tough goals for 2003 — to improve utilization, focus on cost control and develop other sources of revenue. Our people worked hard, and their efforts are reflected clearly in our 2003 results. I've highlighted a few of our major accomplishments below:

- Portfolio utilization improved significantly, hitting a high of 90% in October before settling to 88% at December 31, 2003, compared to 86% at the end of the prior year. Average utilization for the year was 87% compared to 82% in 2002.
- We reduced general and administrative costs by 4% or $587,000 compared to 2002.

LEASE REVENUE

(dollars in millions)


70
65
60
55
50
45
40
35
30
25
99
00
01
02
03

- We initiated a fee based third-party lease placement service to assist customers in remarketing their engines. This program has already generated fees and profitably broadens our revenue sources.

I am happy to report that our market has improved considerably since last year. Much of the uncertainty that hung over the aviation community has passed. Our customers are more optimistic and upbeat than they have been for some time. The overall improvement in the industry has increased demand for leases of spare engines helping to maintain asset values and contributing to increased lease rates. At the moment, our most popular engine types are completely leased out, except for those undergoing maintenance or overhauls. The market for used engines is also strengthening, and we are actively pursuing purchase and sale opportunities to optimize our mix of engines.

There are some other forces driving demand for leased spare engines that are important to understand. Over the past two years, many airlines, including top-tier global carriers, chose to defer major overhauls on certain of their engines in order to conserve cash. These airlines consumed the operating time in their own spares and then leased-in spares on a short-term basis to cover their requirements. These same carriers often extended the leases several times in order to continue deferring large cash expenditures for engine overhauls. This strategy helped to maintain demand for leased spare engines during the industry downturn. Now that industry conditions are improving, many engines whose overhauls were deferred are being scheduled for shop visits, creating incremental demand from repair facilities, as well as from airline operators for leased spare engines. The bottom line is that engine leasing can benefit from the engine utilization strategies of the air carriers in both up and down markets.

PROFITS
(dollars in millions)


10
9
8
7
6
5
4
3
2
1
99
00
01
02
03

We are continuing to focus our marketing activity outside the United States, with only 11% of our lease revenue in 2003 coming from U.S. customers compared to 16% in 2002. Going forward, we do not anticipate a significant increase in the proportion of our U.S. revenues. The full-service domestic airline industry is showing signs of improvement in passenger traffic, but still faces the challenges of lowering costs and competing with the low-cost, point-to-point carriers. Europe continues to be our most attractive market and the largest source of our lease revenue, contributing 45% in both 2003 and 2002. The region is seeing substantial growth in low-cost carriers and increased traffic overall.

Our investment of time and effort in developing the Chinese market continues, as it remains one of our most promising opportunities for long-term growth. In 2003, we signed an innovative agreement for CFM56-7B and -3C1 engine sharing among five Chinese carriers. This agreement represents the culmination of 18 months of work by Willis Lease Finance and the member airlines, placing us in a key position to assist the members with their engine leasing needs. Our goal is to establish more of these lease pools in the future.

Capital growth is our highest priority in 2004. Access to capital, whether debt, equity or some combination thereof, is the key to growth for any financial services firm. Availability of investment capital for aviation-related entities appears to be

SHAREHOLDERS' EQUITY

(dollars in millions)


120
110
100
90
80
70
60
50
40
30
99
00
01
02
03

greater today than at any time in the last several years. We believe the increased interest in the industry is a promising sign, and we are working to take advantage of this improved environment to increase our capital base. When, or even if, we will be able to secure additional sources of financing, an equity transaction, or even an asset-backed securitization depends on a large number of factors. For example, although securitization of asset cash flows is now a common transaction in today's capital markets, no one has ever securitized a portfolio of leased spare aircraft engines, and there are complex issues that need to be overcome. Nevertheless, we believe our experience in and knowledge of both this asset class and the financial markets will serve us well in securing additional capital.

We survived this tough market, and remained profitable through it all. At the same time, we expanded our capabilities and earned greater customer loyalty. Yes, it has been a tough couple of years for the aviation industry, but I believe those of us who have survived are stronger and more competitive today than ever before. The challenges ahead probably will not be the same as those we've faced in the past, but the experience we gained in 2003 provides a great platform for rising to the next level. We will continue to work to improve efficiencies, to grow our business by exploring new sources of capital and expanding and developing new sources of revenue as we meet our customers' needs. We remain dedicated to building increased shareholder value and appreciate the continued support of all our investors.

Sincerely,

Charles F. Willis, IV
President and Chief Executive Officer
March 18, 2004



Leasing Dynamics

LEASING DYNAMICS

ENGINES

FUNCTION: OPERATIONAL
Spare engines are similar to fuel

RECONFIGURATION FOR RE-LEASING
No reconfiguration needed

APPLICATION FLEXIBILITY
Can be upgraded/downgraded to suit different applications

USEFUL LIFE / VALUE
Unlimited with periodic overhaul and parts replacement

CUSTOMER BASE
Airlines

Maintenance, Overhaul & Repair Shops

Original Equipment Manufacturers

Others

AIRCRAFT

FUNCTION: FINANCIAL
Used to increase fleet size

RECONFIGURATION FOR RE-LEASING
Can cost several million dollars

APPLICATION FLEXIBILITY
Not able to change application

USEFUL LIFE / VALUE
Limited as value declines with age despite overhauls

CUSTOMER BASE
Airlines only

ENGINE LEASING 101

The following excerpts summarize a comprehensive report prepared by SH&E, International Air Transport Consultancy for Willis Lease Finance, February 10, 2004.

Overall, engine demand naturally follows the aircraft market. There are nearly 35,000 engines currently installed on aircraft with 95 seats or more, with about two-thirds of these engines newer, more efficient types. About 5,000 spare engines, or around 13% of the total number of engines installed, provide support for the installed engines in the event of routine engine maintenance or unscheduled removal. Industry estimates suggest that around 1,000 spare engines, or 20% of the total, are leased.

The number of spare engines needed to service any fleet is determined by the engine on-wing time between removals, number of engines per aircraft, average shop visit time, number of aircraft in each airline fleet, fleet commonality or diversity, and the confidence level that an airline requires to cover predicted and unscheduled removals while ensuring continuity of operations across route networks. Generally, the number of spare engines required equates to some 13% to 15% of the installed base, providing a 97% confidence level that a given airline will be adequately covered for virtually all circumstances and will avoid having an aircraft grounded for lack of an operable engine.

Total on-wing engine demand is a function of fleet inventory and composition. Spare engine demand is approximately 15% of total engine demand but will vary according to fleet age, dispersion, and engine removal rates. As modern twin-engine aircraft fitted with technologically advanced and reliable engines begin to dominate fleet profiles, the number of spare engines required may diminish to as low as 10% of the installed base. Estimates for the growth in the installed base itself, however, will more than offset these efficiencies. Boeing, Pratt & Whitney and ESG Aviation Services, an independent industry resource, are forecasting that the worldwide fleets of both aircraft and engines will double in the next two decades.

The high capital cost of new engines, changing airline business strategies, and the increasing participation of aerospace financing houses indicates that the current estimated ratio of leased spare engines to the spare population of approximately 20% will increase significantly in the future to match that of aircraft on operating lease. By 2010, according to industry consensus, the ratio will lie between 30% and 50%.

Assuming that spare engine production will reduce to 12% of total engine production due to improved engine technology, overhaul practices, and inventory management programs, and that an engine lease ratio of 40% is achieved, then the number of additional spare engines on operating lease can be expected to increase to between 1,781 and 2,043 by 2022. SH&E estimates a future market value in 2004 dollars for these engines of approximately $11 billion producing annualized cash flows of $1.4 billion at an average lease factor of 1.05%.



ENGINE MODELS:

AE3007A

CF34

CF6-50

CF6-80

CFM56-2C

CFM56-3B

CFM56-3C

CFM56-5A

CFM56-5B

CFM56-5C

CFM56-7B

JT8D-200

PW2000

PW4000

PW4090

RB211-535



V2500

Selected Financial Data

SELECTED FINANCIAL DATA

The following table summarizes selected consolidated financial data and operating information of the Company. The Selected Consolidated Financial and Operating Data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report and in the Company's Form 10-K.

Years ended December 31, (dollars in thousands except per share data)	**2003**	2002	2001	2000 (as restated)	1999
Revenue					
Lease revenue	**$ 56,977**	$ 55,397	$ 60,515	$ 49,012	$ 44,079
Gain on sale of leased equipment	**2,372**	482	5,636	8,129	11,371
Sale of equipment acquired for resale	—	—	—	—	9,775
Net gain on debt prepayment	—	4,073	—	—	—
Other income	**520**	—	—	489	—
Total revenue	**$ 59,869**	$ 59,952	$ 66,151	$ 57,630	$ 65,225
Income from continuing operations	**$ 4,177**	$ 3,596	$ 7,643	$ 5,474	$ 10,123
Net income	**$ 4,177**	$ 3,596	$ 6,944	$ 7,189	$ 3,283
Basic earnings from continuing operations per common share	**$ 0.47**	$ 0.41	$ 0.87	$ 0.73	$ 1.37
Diluted earnings from continuing operations per common share	**$ 0.47**	$ 0.41	$ 0.86	$ 0.72	$ 1.36
Balance Sheet Data		(as restated)	(as restated)		
Total assets	**$ 560,022**	$ 542,995	$ 531,453	$ 454,930	$ 408,752
Debt (includes capital lease obligation)	**$ 362,395**	$ 364,680	$ 359,547	$ 301,346	$ 292,167
Shareholders' equity	**$ 110,062**	$ 104,905	$ 100,956	$ 95,065	$ 69,538
Lease Portfolio					
Engines at end of the period continuing operations	**119**	120	110	100	87
Engines at end of the period discontinued operations	—	—	4	10	14
Spare parts packages at the end of the period	4	4	4	4	4
Aircraft at the end of the period	7	6	6	6	8

As noted above, certain items have been restated. Refer to Note 15 of the Notes to the Consolidated Financial Statement for further discussion.

Financial Statements

TABLE OF CONTENTS

OVERVIEW

General. The Company's core focus is providing operating leases of commercial aircraft engines and other aircraft-related equipment. As of December 31, 2003, the Company had a total portfolio of 50 lessees in 25 countries and its total lease portfolio consisted of 119 engines and related equipment, seven aircraft and four spare parts packages with an aggregate net book value of $505.0 million. The Company actively manages its portfolio and structures its leases in order to enhance residual values of leased assets. The Company's leasing business focuses on popular Stage III commercial jet aircraft engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines are the most widely used aircraft engines in the world, powering Airbus, Boeing, and McDonnell Douglas aircraft.

RESTATEMENT OF 2000 FINANCIAL STATEMENTS

As more fully discussed in Note 15 to the Consolidated Financial Statements, during 2003 the Company discovered an error relating to the calculation of cost of goods sold of an inventory item disposed of in the year ended December 31, 2000. Accordingly, the financial statements for the year ended December 31, 2000, have been restated and the financial statements for the years ended December 31, 2001 and 2002, have been restated due to the impact of the restatement on brought-forward balances included in those subsequent years. As a result of the error, income from discontinued operations, net income and retained earnings for the year ended December 31, 2000, have been reduced by $625,000 (net of tax benefit of $375,000), and equipment held for operating lease and deferred income taxes were reduced by $1.0 million and $375,000, respectively. The restatement also affects retained earnings, equipment held for operating lease and deferred income taxes by the same amounts at December 31, 2001 and 2002. There is no effect on operating, finance or investing cash flows for any period.

CRITICAL ACCOUNTING POLICIES & ESTIMATES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to residual values, estimated asset lives, bad debts, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Leasing-Related Activities. Revenue from leasing of aircraft equipment is recognized as operating lease or finance lease revenue over the terms of the applicable lease agreements. Where collection cannot be reasonably assured, for example, upon a lessee bankruptcy, the Company does not recognize revenue. The Company also estimates and charges to income a provision for bad debts based on its experience in the business and with each specific customer and the level of past due accounts. The financial condition of the Company's customers may deteriorate and result in actual losses exceeding the estimated allowances. In addition, any deterioration in the financial condition of the Company's customers may adversely effect future lease revenues. The vast majority of the Company's leases are accounted for as operating leases. Under an operating lease, the Company retains title to the leased equipment, thereby retaining the potential benefit and assuming the risk of the residual value of the leased equipment.

The Company generally depreciates engines on a straight-line basis over 15 years to a 55% residual value. Spare parts packages are generally depreciated on a straight-line basis over 15 years to a 25% residual value. Aircraft are generally depreciated on a straight-line basis over 13-20 years to a 15%-17% residual value. For equipment which is unlikely to be repaired at the end of its current expected life, and is likely to be disassembled upon lease termination, the Company depreciates the equipment over its estimated life to a residual value based on an estimate of the wholesale value of the parts after disassembly. Currently, approximately 20 engines having a net book value of $53.3 million are affected by this policy. If useful lives or residual values are lower than those estimated by the Company, upon sale of the equipment, a loss may be realized. The Company reviews these estimates regularly and a change in either of these estimates would cause an associated change in depreciation expense.

At the lease commencement, the Company often collects, in advance, security deposits (normally equal to at least one month's lease payment) and, both at lease commencement and on an ongoing basis, maintenance reserves from the lessee based on the creditworthiness of the lessee. The security deposit is returned to the lessee at the end of the lease after all return conditions have been met. Maintenance reserves are collected in accounts maintained by the Company or the Company's lenders and are used when normal repair associated with engine use or maintenance is required. In many cases, to the extent that cumulative maintenance reserves are inadequate to fund normal repairs required prior to return of the engine to the Company, the lessee is obligated to cover the shortfall. Additionally, at the end of the lease, a lessee may be required to make a payment, termed an "economic adjustment," to compensate the Company for the difference between the condition of the engine as returned and the condition required as specified under the lease. Recovery is therefore dependent on the financial condition of the lessee.

Sales-Related Activities. For equipment sold out of the Company's lease portfolio, the Company recognizes the gain or loss associated with the sale as revenue. Gain consists of sales proceeds less the net book value of the equipment sold and any costs directly associated with the sale. Additionally, to the extent that any deposits or reserves are not included in the sale and the purchaser of the equipment assumes any liabilities associated therewith, such deposits and reserves are included in the gain on sale.

Asset Valuation. The Company periodically reviews its portfolio of assets for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Such review necessitates estimates of current market values and residual values. The estimates are based on available market data and are subject to fluctuation from time to time. The Company initiates its review whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows (without interest charges) that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Significant management judgment is required in the forecasting of future operating results which are used in the preparation of projected undiscounted cash flows and should different conditions prevail, material write downs may occur.

For further information on these and other accounting policies adopted by the Company, refer to Note 1 of the Notes to Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 2003, COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Revenue from continuing operations is summarized as follows:

Year ended December 31, (dollars in thousands)	**2003**		2002	
Lease revenue	**$ 56,977**	**95.2%**	$ 55,397	92.4%
Gain on sale of leased equipment	**2,372**	**4.0**	482	0.8
Net gain on debt prepayment	—	—	4,073	6.8
Other income	**520**	**0.8**	—	—
Total	**$ 59,869**	**100%**	$ 59,952	100%

Leasing-Related Activities. Lease-related revenue for the year ended December 31, 2003, increased 3% to $57.0 million from $55.4 million for the comparable period in 2002. This increase primarily reflects a reduced amount of equipment off-lease offset by reduced average lease rate factors. The aggregate of net book value of leased equipment and net investment in direct finance lease at December 31, 2003 and 2002, was $505.0 million and $502.2 million, respectively, an increase of 1%; however, approximately $16.0 million was purchased in December and had no effect on lease revenue. At December 31, 2003 and 2002, respectively, approximately 12% and 14% of equipment by book value were off-lease; however, the average utilization for the year ended December 31, 2003, was 87% compared to 82% in the prior year. During the year ended December 31, 2003, 11 engines and two aircraft were added to the Company's lease portfolio at a total cost of $45.5 million (including capitalized costs). During the year ended December 31, 2002, 10 engines were added to the Company's lease portfolio at a cost of $47.7 million (including capitalized costs).

Gain on Sale of Leased Equipment. During the year ended December 31, 2003, ten engines from the lease portfolio were sold. The engines sold had a total net book value of $13.4 million and were sold for a gain of $2.4 million.

During the year ended December 31, 2002, four engines from the lease portfolio were sold. These engines had a total net book value of $15.9 million and were sold for a net gain of $0.5 million.

Net Gain on Debt Prepayment. This item, for the year ended December 31, 2002, relates to the prepayment of a $35.0 million revolving credit facility at a discount to its carrying value.

Other Income. Other income consists primarily of management fee income, and income resulting from a casualty loss of $0.2 million.

Depreciation Expense. Depreciation expense increased $2.2 million or 12% to $21.7 million for the year ended December 31, 2003, from the comparable period in 2002. Approximately $1.6 million of the increase was due primarily to changes in the estimates of useful lives and residual values in certain older engine types.

Write-Down of Equipment. Write-down of equipment to their estimated fair values from the application of SFAS 144 totaled $1.3 million for the year ended December 31, 2003, compared to $3.1 million for the year ended December 31, 2002, due to a reduction in demand and market value for certain engine types and management's decision to dispose of, rather than repair where not cost-effective, a number of engines.

General and Administrative Expenses. General and administrative expenses decreased 4% to $13.9 million for the year ended December 31, 2003, from the comparable period in 2002 due mainly to decreases in legal costs ($1.5 million), reduced engine-related maintenance and inspection costs ($0.4 million) offset by increased staffing costs ($1.2 million).

Net Interest and Finance Costs. Overall, net interest and finance costs, which is comprised of interest expense and interest income, decreased 8% to $17.2 million for the year ended December 31, 2003, from the comparable period in 2002. Interest expense decreased 9% to $17.4 million for the year ended December 31, 2003, from the comparable period in 2002, due to a decrease in interest rates. Interest income for the year ended December 31, 2003, decreased to $0.2 million from $0.4 million for the year ended December 31, 2002, due mainly to reductions in interest rates.

Income Taxes. Income taxes for the year ended December 31, 2003, increased to $1.7 million from $0.7 million for the comparable period in 2002 reflecting increased pretax income and a higher effective tax rate. The overall effective tax rate for the year ended December 31, 2003, was 29% compared to 17% for the prior year. The effective tax rate in 2002 was 28%, before adjustments for state income tax apportionment changes and deferred tax assets valuation allowances. The 2002 effective tax rate also reflects a reduction in the estimated proportion of revenue to be generated within California when the California state tax timing differences reverse, offset by a valuation allowance on deferred tax assets relating to state net operating losses of $0.1 million where management believes realizing the benefit of the loss carry forward is not assured. The Company's tax rate is subject to change based on changes in the mix of assets leased to domestic and foreign lessees, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax law.

YEAR ENDED DECEMBER 31, 2002, COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenue from continuing operations is summarized as follows:

Year ended December 31, (dollars in thousands)	2002		2001	
Lease revenue	$ 55,397	92.4%	$ 60,515	91.5%
Gain on sale of leased equipment	482	0.8	5,636	8.5
Net gain in debt prepayment	4,073	6.8	—	—
Total	$ 59,952	100%	$ 66,151	100%

Leasing-Related Activities. Lease-related revenue for the year ended December 31, 2002, decreased 8% to $55.4 million from $60.5 million for the comparable period in 2001. This decrease primarily reflects an increased amount of equipment off-lease and reduced average lease rate factors, partially offset by an increase in the lease portfolio. The aggregate of net book value of leased equipment and net investment in direct finance lease on December 31, 2002 and 2001, was $502.2 million and $494.3 million, respectively, an increase of 2%. At December 31, 2002 and 2001, respectively, 14% and 15% of equipment by book value were off-lease, however; the average utilization for the year ended December 31, 2002, was 82% compared to 91% in the prior year. The increased percentage of off-lease equipment the Company experienced was due to the overall condition of the airline industry, with many airline customers having difficulty forecasting their spare engine requirements due to varying degrees of uncertainty. During the year ended December 31, 2002, 10 engines were added to the Company's lease portfolio at a total cost of $47.7 million (including capitalized costs). During the year ended December 31, 2001, 21 engines were added to the Company's lease portfolio at a total cost of $127.6 million (including capitalized costs).

Gain on the Sale of Leased Equipment. During the year ended December 31, 2002, four engines from the lease portfolio were sold. The engines sold had a total net book value of $15.9 million and were sold for a gain of $0.5 million.

During the year ended December 31, 2001, 11 engines from the lease portfolio were sold. The engines sold had a total net book value of $31.3 million and were sold for a gain of $5.6 million. Included in the disposals were 7 engines sold to avioserv (a subsidiary of SRT Group America, a related party), for part-out at a loss of $0.9 million.

Net Gain on Debt Repayment. This item for the year ended December 31, 2002, relates to the prepayment of a $35.0 million revolving credit facility at a discount to its carrying value.

Depreciation Expense. Depreciation expense increased 18% to $19.4 million for the year ended December 31, 2002, from the comparable period in 2001, due primarily to the increase in lease portfolio assets in 2002.

Write-Down of Equipment. Write-down of equipment to their estimated fair values totaled $3.1 million for the year ended December 31, 2002, compared to $1.0 million for the year ended December 31, 2001, due to reductions in demand and market prices on certain engine types, and management's decision to dispose of, rather than repair where not cost-effective, a number of engines.

General and Administrative Expenses. General and administrative expenses increased 10% to $14.4 million for the year ended December 31, 2002, from the comparable period in 2001 due mainly to increases in legal costs ($0.8 million), insurance premiums ($0.4 million), and engine-related maintenance and inspection costs ($0.4 million).

Net Interest and Finance Costs. Overall, net interest and finance costs, which is comprised of interest expense, residual sharing expense and interest income decreased 21% to $18.7 million for the year ended December 31, 2002, from the comparable period in 2001. Interest expense decreased 21% to $19.1 million for the year ended December 31, 2002, from the comparable period in 2001, due to a decrease in interest rates partially offset by an increase in average debt outstanding during the period. This increase in debt was primarily related to debt associated with the increase in lease portfolio assets. Residual sharing expense was $0.0 million for the year ended December 31, 2002, compared to $0.4 million for the comparable period in 2001. In 2001, the Company settled its outstanding residual share obligations. Interest income for the years ended December 31, 2002 and 2001, was $0.4 million and $0.9 million respectively, the reduction due mainly to lower interest rates.

Income Taxes. Income taxes for the year ended December 31, 2002, decreased to $0.7 million from $4.4 million for the comparable period in 2001 reflecting lower pretax income and a lower effective tax rate. The overall effective tax rate for the year ended December 31, 2002, was 17% compared to 36% for the prior year. The effective tax rate in 2002 was 28%, before adjustments for state income tax apportionment changes and deferred tax assets valuation allowances, compared to 36% in 2001 due to an increase in the amount of benefit obtained under the Extra-territorial income exclusion as a percentage of pretax income. The remaining decrease reflects a reduction in the estimated proportion of revenue to be generated within California when the California state tax timing differences reverse, offset by a valuation allowance on deferred tax assets relating to state net operating losses of $0.1 million where management believes realizing the benefit of the loss carry forward is not assured. The Company's tax rate is subject to change based on changes in the mix of assets leased to domestic and foreign lessees, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax law.

Discontinued Operations. In November 2000, the Company agreed to sell its engine parts and components subsidiary (WASI) and its membership interest in its engine repair joint venture (PGTC LLC). The sale was completed on November 30, 2000. Accordingly, the Company's parts operations and its equity share of the results of the joint venture were accounted for as discontinued operations. There were no discontinued operations for the year ended December 31, 2002, as any remaining equipment still owned and not disposed of as of December 31, 2001, was reclassified to Continuing Operations effective January 1, 2002.

Net earnings from the discontinued operations for the year ended December 31, 2001, were as follows :

(dollars in thousands)	2001
Revenue	
Operating lease income	$ 637
Total Revenue	637
Expenses	
Depreciation expense	343
Cost of spare parts sales	150
Total expenses	493
Earnings from operations	144
Net interest and finance cost	49
Earnings before income taxes	95
Income tax (expense)	(38)
Net earnings from discontinued operations	$ 57

The net (loss) on disposal of discontinued operations for the year ended December 31, 2001 was as follows:

(dollars in thousands)	2001
Post-closing sale price adjustment	$ (384)
Loss on disposal and write-down of leased engine portfolio	(879)
(Loss) on disposal of discontinued operations	(1,263)
Income taxes	507
(Loss) on disposal of discontinued operations	$ (756)

ACCOUNTING PRONOUNCEMENTS

In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and elements of APB 30, "Reporting the Results of Operations — Reporting the Effects on Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events and Transactions."

Statement 144 establishes a single-accounting model for long-lived assets to be disposed of while maintaining many of the provisions of SFAS 121 relating to impairment testing and valuation. The Statement became effective from January 1, 2002. The adoption of this Statement did not materially change the way the Company reviews and calculates asset impairment charges. During the year ended December 31, 2003, as a result of its review, the Company recorded impairment charges of $1.3 million. During the year ended December 31, 2002, as a result of its review, the Company recorded impairment charges of $3.1 million. During the year ended December 31, 2001, the Company recorded a similar charge of $1.2 million in continuing and discontinued operations.

In April 2002, FASB issued SFAS 145, "Rescission of Statements No. 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections." This Statement rescinds Statement 4, "Reporting Gains and Losses from Extinguishment of Debt," Statement 64, "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements" and Statement 44, "Accounting for Intangible Assets of Motor Carriers" and amends Statement 13, "Accounting for Leases." Statement 44 was issued to cover accounting for the transition to the Motor Carrier Act of 1980, which, having been completed, renders the Statement unnecessary. As a result of rescission of Statements 4 and 64, gains or losses on extinguishment of debt should be classified as Extraordinary Items only if they meet the criteria in APB Opinion 30, "Reporting the Results of Operations." The amendments to Statement 13 are to improve consistency between accounting for sale-leaseback transactions and transactions that have similar economic effects as sale-leaseback transactions. In the fourth quarter of 2002, the Company prepaid a revolving credit facility at a discount and on the basis of guidance under SFAS 145 recorded the gain as "Net Gain on Debt Prepayment" under Income from Continuing Operations.

In November 2002, FASB issued Interpretation No. 45. "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation requires certain guarantees to be recorded at fair value and to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote.

The Company has a number of guarantees associated with its debt facilities which require disclosure but has no guarantees that require fair value measurement. (Refer to Managements' Discussion and Analysis — Liquidity and Capital Resources for information on the debt guarantees.)

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company has financed its growth through borrowings secured by its equipment lease portfolio. Cash of approximately $68.3 million, $66.4 million and $142.8 million, in the years ended December 31, 2003, 2002 and 2001, respectively, was derived from this activity. In these same time periods $84.0 million, $61.2 million and $84.6 million, respectively, was used to pay down related debt or capital lease obligations. Cash flow from operating activities generated $41.9 million, $31.6 million and $33.3 million in the years ended December 31, 2003, 2002 and 2001, respectively.

The Company's primary use of funds is for the purchase of equipment for lease. Purchases of equipment (including capitalized costs) totaled $45.5 million, $47.7 million and $127.6 million of funds were used for this purpose in the years ended December 31, 2003, 2002 and 2001, respectively.

Cash flows from operations are driven significantly by changes in revenue. While the Company has experienced some deterioration in lease rates, these have been offset by reductions in interest rates such that the spread between lease rates and interest rates has remained relatively constant throughout 2003. The lease revenue stream, in the short-term, is at fixed rates while a substantial amount of the Company's debt is at variable rates. If interest rates increase it is unlikely the Company could increase lease rates in the short term and this would cause a reduction in the Company's earnings. Revenue is also affected by the amount of equipment off lease. Approximately 12%, by book value, of the Company's assets were off-lease at December 31, 2003, compared to approximately 14% at December 31, 2002, and the average utilization rate for the year ended December 31, 2003, was 87% compared to 82% in the prior year. If there is any increase in off-lease rates or deterioration in lease rates that are not offset by further reduction in interest rates, there will be a negative impact in earnings and cash flows from operations.

At December 31, 2003, notes payable consists of bank loans totaling $362.4 million payable over periods of 1 to 6 years with interest rates varying between approximately 2.9% and 8.6% (excluding the effect of the Company's interest rate hedges). The significant facilities are described below.

At December 31, 2003, the Company had a $125.0 million revolving credit facility to finance the acquisition of aircraft engines and spare parts for lease as well as for general working capital purposes. As of December 31, 2003, $30.0 million was available under this facility. The facility matures in May 2004. The Company is currently discussing the renewal of this facility with its banks and expects the facility to be renewed on substantially similar terms. The interest rate on this facility at December 31, 2003, was 1-month LIBOR plus 1.75%. Under the $125 million revolver facility, all subsidiaries except WLFC-AC1 and Willis Engine Funding LLC ("WEF") jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $125 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus interest and fees. The guarantee would be triggered by a default under the agreement and the lenders making a call under the guarantee. The lenders have the option to make either a call to make up a payment or performance deficiency or a full call of the loan.

At December 31, 2003, the Company had a fully-drawn $219.0 million debt warehouse facility. A wholly-owned special purpose entity, WEF, was created in 2002 for the purpose of financing jet aircraft engines acquired by such finance subsidiary from the Company. The facility has a 1-year revolving period ending September 9, 2004, followed, if not renewed, by a 4-year amortization period. The facility's structure is designed to facilitate the issuance of public or private securitized notes. There is no assurance that a securitization can be completed or completed on terms that are favorable or acceptable to the Company. The Company will either renegotiate this facility with its lenders or the facility will go into its amortization period. Refer to Factors that May Affect Future Results for further discussion of the risks the Company faces. The facility notes are divided into $197.1 million Class A notes and $21.9 million Class B notes. The Company has a guarantee to the Class B Noteholders determined by a formula in the debt agreement. The maximum amount of the guarantee at December 31, 2003, is $21.9 million. If WEF defaults on its obligations, the full amount of the Class B notes outstanding (together with any accrued interest and fees) is due and payable immediately. The governing documents of the warehouse facility and the WEF operating agreement require that the assets of WEF and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates. The WEF subsidiary is consolidated for financial statement presentation purposes. At December 31, 2003, interest on the Class A notes is a commercial paper rate plus a weighted average spread of approximately 2.26% and interest on the Class B notes is 1-month LIBOR plus a weighted average spread of 5.32%.

At December 31, 2003, the Company had warehouse and revolving credit facilities totaling $344.0 million compared to $375.0 million at December 31, 2002. Included in the $375.0 million was $50.0 million made available to the Company under its warehouse facility, which was only available to be drawn until March 31, 2003. The Company did not draw the full amount available to it by the due date. At December 31, 2003 and 2002, respectively, $30.0 million and $50.0 million was available under these combined facilities.

At December 31, 2003, the Company had a $22.2 million term loan facility available to a wholly-owned consolidated subsidiary of the Company, WLFC-AC1, for the financing of jet aircraft engines sold by the Company to such subsidiary. The facility is a five-year term loan with final maturity of June 29, 2005. The interest rate is 1-month LIBOR plus 2.05%. This facility is fully drawn. The Company has guaranteed the obligations of WLFC-AC1 under the terms of this facility. The lenders have the ability, upon default, to either call the full amount of the loan or draw upon the guarantee to cure a deficiency. The maximum amount of the guarantee is therefore the principal sum outstanding plus any accrued and unpaid interest and fees.

In the fourth quarter of 2003, the Company purchased aircraft, engines and related equipment with vendor provided financing. Such financing totaled $13.3 million and is repayable during 2004. Under one of these loans which has an outstanding balance of $4.4 million, the Company has provided a guaranty to the loan provider. The borrower under the loan is an owner trustee for the benefit of the Company and as such, the Company has guaranteed the performance of the obligations of the owner trustee under the sale and note agreements.

In December 2003, the Company also refinanced several of its aircraft. The loan is for 3 years carrying an interest rate of 7.75%. At December 31, 2003, the balance due under this loan was $3.9 million.

In the fourth quarter ended December 31, 2002, the Company repaid a $35.0 million revolving credit facility with a financial institution. Borrowings under the facility accrued interest at a rate of LIBOR plus 2.00% per annum and were secured by specific engines and leases pledged to the lender. The loan was repaid at a discount generating a net gain on prepayment of $4.1 million.

At December 31, 2003, 1-month LIBOR was approximately 1.12% and the commercial paper rate was approximately 1.05%. At December 31, 2002, the rates were approximately 1.38% and 1.42%, respectively.

Approximately $122.1 million of the Company's debt is repayable during 2004. Such repayments consist of scheduled installments due under term loans. The table below summarizes the Company's contractual commitments at December 31, 2003.

Payment due by period	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 362,395	$ 122,077	$ 71,398	$ 168,750	$ 170
Operating lease obligations	759	410	349	—	—
Total	$ 363,154	$ 122,487	$ 71,747	$ 168,750	$ 170

Approximately $340.1 million of the above debt is subject to the Company continuing to comply with the covenants of each financing, including debt/equity ratios, minimum tangible net worth and minimum interest coverage ratios, and other eligibility criteria including customer and geographic concentration restrictions. In addition, the Company can typically borrow between 80% to 85% of an engine purchase and only between 50% to 80% of an aircraft or spare parts purchase under these facilities, so the Company must have other available funds for the balance of the purchase price of any new equipment to be purchased, or it will not be permitted to draw on these facilities. The facilities are also cross-defaulted. If the Company does not comply with the covenants or eligibility requirements, the Company may not be permitted to borrow additional funds and accelerated payments may become necessary. Additionally, debt is secured by engines on lease to customers and to the extent that engines are returned from lease early or are sold, repayment of that portion of the debt could be accelerated. The Company was in compliance with all covenants at December 31, 2003.

As a result of the floating rate structure of the majority of the Company's borrowings, the Company's interest expense associated with borrowings will vary with market rates. In addition, commitment fees are payable on the unused portion of the facilities.

The Company's lease of its office premises in Sausalito expires on December 31, 2005. The sublease of Company premises in San Diego expires in November 2004. The lease of office space in Beijing, China expires in January 2004 but is expected to be extended.

The Company also holds a 7% interest, accounted for under the cost method, in a joint venture in China, Sichuan Snecma Aero-Engine Maintenance Co. Ltd. The Company has invested $1.5 million to date.

The Company believes that its equity base, internally generated funds and existing debt facilities are sufficient to maintain the Company's level of operations. A decline in the level of internally generated funds such as could result if off-lease rates increase or a decrease in availability under the Company's existing debt facilities would impair the

Company's ability to sustain its level of operations. The Company is discussing additions to its capital base with its commercial and investment banks. If the Company is not able to access additional capital, its ability to continue to grow its asset base consistent with historical trends will be impaired and its future growth limited to that which can be funded from internally generated capital.

MANAGEMENT OF INTEREST RATE EXPOSURE

At December 31, 2003, $336.6 million of the Company's borrowings were on a variable rate basis at various interest rates tied to LIBOR or commercial paper rates. The Company's equipment leases are generally structured at fixed rental rates for specified terms. Increases in interest rates could narrow or eliminate the spread, or result in a negative spread, between the rental revenue the Company realizes under its leases and the interest rate that the Company pays under its borrowings.

To mitigate exposure to interest rate changes, the Company has entered into interest rate swap agreements which have notional outstanding amounts of $65.0 million, with remaining terms of between 2 and 49 months and fixed rates of between 3.32% and 5.96%. During 2002, the Company purchased a number of forward-commencing caps with notional amounts totaling $60.0 million, terms of 3 years, effective dates which commenced in 2003 and rates capped at 5.5%. The fair value of the swaps at December 31, 2003 and 2002, was negative $0.7 million and $1.9 million respectively, representing a liability of the Company. The fair value of the caps at December 31, 2003, was positive $7,000 compared to positive $57,000 at December 31, 2002, representing an asset of the Company.

Interest expense for the year ended December 31, 2003, was increased due to the Company's interest rate hedges by approximately $2.3 million compared to $2.8 million in the comparable period in 2002. For the year ended December 31, 2001, interest expense was increased due to the Company's interest rate hedges by approximately $1.9 million. The Company will be exposed to risk in the event of non-performance of the interest rate hedge counter-parties. The Company anticipates that it may hedge additional amounts of its floating rate debt during the next year.

RELATED PARTY AND SIMILAR TRANSACTIONS

The Company sells engines to avioserv (formerly the Company's parts subsidiary, "WASI" which is now a subsidiary of SRT Group America, a related party). The Company also entered into put option arrangements regarding certain engines to sell them at the Company's discretion, to avioserv at pre-determined prices. All the put options have been exercised and the transactions completed. The Company also leases office space from avioserv with the lease term expiring November 30, 2004.

The Company entered into a business cooperation period with Flightlease AG and SR Technics Group (SRT) originally scheduled to end on November 30, 2003; however Flightlease is now in liquidation, and SRT has sold its interest in SR Technics Switzerland, to a group consisting of 3i (an investment company) and SRT's management, and as a result, the cooperation agreement was terminated January 20, 2003. During the years ended December 31, 2003, 2002 and 2001, respectively, there were no transactions initiated by either party. Flightlease and SRT are members of FlightTechnics, an entity that owns 15% of the Company's common stock.

The Company leases engines to SR Technics Switzerland having a book value of approximately $39.0 million with lease terms expiring in up to seven years. The lease revenue represents less than 10% of total revenues and SR Technics Switzerland is the single largest lessee of the Company.

During the year ended December 31, 2002, the Company entered into a contractor's agreement with a former executive of Flightlease and then Director of the Company, Hans Jörg Hunziker. The agreement was initially for a one-year term, ending September 2003 but was extended until January 2004 to provide strategic advice and investigation into additional sources of capital.

Gavarnie Holding, LLC, a Delaware Limited Liability Company ("Gavarnie") owned by Charles F. Willis, IV has entered into the Stock Purchase Agreement — Aloha IslandAir, Inc., dated December 5, 2003, to purchase the stock of Aloha IslandAir, Inc., a Delaware Corporation, ("IslandAir") from Aloha AirGroup, Inc. ("Aloha"). Charles F. Willis, IV is the President, CEO and Chairman of the Board of Directors of the Company and owns approximately thirty-five percent of the Company's stock as of December 31, 2003. IslandAir leases four DeHaviland DH-8-100 aircraft from the Company, under non-cancelable leases which generate lease revenue of approximately $2.2 million per year and have a net book value of $15.2 million, for remaining periods of between four and five years. IslandAir's obligations under these leases are guaranteed by Aloha. The Stock Purchase Agreement provides that Aloha's guarantees will continue after the closing of the sale of IslandAir to Gavarnie. Gavarnie is required to indemnify Aloha if a claim is made against Aloha in respect of its guaranties of IslandAir's leases from the Company. The Company is also negotiating the lease of the Company's remaining DH-8-100 aircraft, with a net book value of approximately $1.8 million at December 31, 2003, to Island Air. It is not expected that this lease, if signed, will be guaranteed by Aloha.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Except for historical information contained herein, the discussion in this report contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. Forward-looking statements give the Company's expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them to reflect changes that occur after that date. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements wherever they appear in this report or in other written or oral statements by the Company.

The business in which the Company is engaged is capital intensive. Accordingly, the Company's ability to successfully execute its business strategy and to sustain its operations is dependent, in large part, on the availability of debt and equity capital. There can be no assurance that the necessary amount of capital will continue to be available to the Company on favorable terms or at all. The Company's inability to obtain sufficient capital, or to renew its credit facilities could result in increased funding costs and would limit the Company's ability to: (i) add new equipment to its portfolio, (ii) fund its working capital needs, and (iii) finance possible future acquisitions. The Company's inability to obtain sufficient capital would have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company retains title to the equipment that it leases to third parties. Upon termination of a lease, the Company will seek to re-lease or sell the equipment. The Company also engages in the selective purchase and resale of commercial aircraft engines. On occasion, the Company purchases engines without having a firm commitment for their lease or sale. Numerous factors, many of which are beyond the Company's control, may have an impact on the Company's ability to re-lease or sell equipment on a timely basis, including the following: (i) general market conditions, (ii) the condition of the equipment upon termination of the lease, (iii) the maintenance services performed during the lease term and, as applicable, the number of hours remaining until the next major maintenance is required, (iv) regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft engines), (v) changes in the supply of, or demand for, or cost of aircraft engines, and (vi) technological developments. There is no assurance that the Company will be able to re-lease or sell equipment on a timely basis or on favorable terms. The failure to re-lease or sell aircraft equipment on a timely basis or on favorable terms could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company experiences fluctuations in its operating results. Such fluctuations may be due to a number of factors, including: (i) general economic conditions, (ii) the timing of sales of engines, (iii) financial difficulties experienced by airlines, especially U.S. airlines, (iv) interest rates, (v) downturns in the air transportation industry, including the impact of September 11, 2001, events and changes in fuel prices (vi) unanticipated early lease termination or a default by a lessee, (vii) the timing of engine acquisitions, (viii) engine marketing activities, (ix) fluctuations in market prices for the Company's assets, (x) downward pressure on lease rates, and (xi) other terrorism and geopolitical risks. The Company anticipates that fluctuations from period to period will continue in the future. As a result, the Company believes that comparisons to results of operations for preceding periods are not necessarily meaningful and that results of prior periods should not be relied upon as an indication of future performance.

As of December 31, 2003, approximately 55% by value of the Company's equipment available for lease was either off-lease, on month-to-month leases or on leases expiring in 2004. At December 31, 2002, approximately 55% by value of the Company's equipment was similarly categorized. The ability of the Company to successfully remarket this equipment will have a significant impact on the Company's future results and on its ability to draw under certain of its credit facilities.

A lessee may default in performance of its lease obligations and the Company may be unable to enforce its remedies under a lease. The Company's inability to collect receivables due under a lease or to repossess aircraft equipment in the event of a default by a lessee could have a material adverse effect on the Company's business, financial condition and/or results of operations. Various airlines have experienced financial difficulties in the past, certain airlines have filed for bankruptcy and a number of such airlines have ceased operations.

In the United States where a debtor seeks protection under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code), creditors are automatically stayed from enforcing their rights. In the case of United States certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. The scope of Section 1110 has been the subject of significant litigation and there is no assurance that the provisions of Section 1110 will protect the Company's investment in an aircraft, aircraft engines or parts in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide comparable protection. Leases of spare parts may involve additional risks. For example, it is likely to be more difficult to recover parts in the event of a lessee default, and the residual value of parts may be less ascertainable than an engine.

On February 13, 2004, Air Littoral, one of the Company's customers, went into liquidation. At December 31, 2003, Air Littoral owed approximately $190,000. The Company has security deposits and provisions totaling approximately $188,000 and is in the process of recovering its engines.

The Company's leases are generally structured at fixed rental rates for specified terms while many of the Company's borrowings are at floating rates. Increases in interest rates could narrow or eliminate the spread, or result in a negative spread, between the rental revenue the Company realizes under its leases and the interest rate the Company pays under its borrowings, and have a material adverse effect on the Company's business, financial condition and/or results of operations.

For the twelve months ended December 31, 2003, 89% of the Company's lease revenue (in 2002, the percentage was 84%) was generated by leases to foreign customers. Such international leases may present greater risks to the Company because certain foreign laws, regulations and judicial procedures may not be as protective of lessor rights as those which apply in the United States. All leases require payment in United States (U.S.) currency. If these lessees' currency devalues against the U.S. dollar, the lessees could potentially encounter difficulty in making the U.S. dollar denominated payment. The Company is also subject to the timing and access to courts and the remedies local laws impose in order to collect its lease payments and recover its assets. In addition, political instability abroad and changes in international policy also present risk of expropriation of the Company's leased engines. Furthermore, many foreign countries have currency and exchange laws regulating the international transfer of currencies.

There is no assurance that the Company will be able to effectively manage its existing or the possible future expansion of its operations, or that the Company's systems, procedures or controls will be adequate to support the Company's operations, in which event the Company's business, financial condition and/or results of operations could be adversely affected. The Company may also acquire businesses that would complement or expand the

Company's existing businesses. Any acquisition or expansion made by the Company may result in one or more of the following events: (i) the incurrence of additional debt, (ii) future charges to earnings related to the impairment of goodwill and other intangible assets, (iii) difficulties in the assimilation of operations, services, products and personnel, (iv) an inability to sustain or improve historical revenue levels, (v) diversion of management's attention from ongoing business operations, and (vi) potential loss of key employees. Any of the foregoing factors could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The markets for the Company's products and services are extremely competitive, and the Company faces competition from a number of sources. These include aircraft, engine and aircraft parts manufacturers, aircraft and aircraft engine lessors and airline and aircraft service and repair companies. Certain of the Company's competitors have substantially greater resources than the Company, including greater name recognition, a broader range of engines, complementary lines of business and greater financial, marketing and other resources. In addition, equipment manufacturers, and other aviation aftermarket suppliers may vertically integrate into the markets that the Company serves, thereby significantly increasing industry competition. There can be no assurance that competitive pressures will not materially and adversely affect the Company's business, financial condition and/or results of operations.

The Company's leasing activities generate significant depreciation allowances that provide the Company with substantial tax benefits on an ongoing basis. In addition, the Company's lessees enjoy favorable accounting and tax treatment by entering into operating leases. Any change to tax laws or accounting principles that make operating lease financing less attractive or affect the Company's recognition of revenue or expense would have a material impact on the Company's business, financial condition and/or results of operations.

The Company obtains a substantial portion of its inventories of aircraft and engines from airlines, overhaul facilities and other suppliers. There is no organized market for aircraft and engines, and the Company must rely on field representatives and personnel, advertisements and its reputation as a buyer of surplus inventory in order to generate opportunities to purchase such equipment. The market for bulk sales of surplus aircraft and engines is highly competitive, in some instances involving a bidding process. While the Company has been able to purchase surplus inventory in this manner successfully in the past, there is no assurance that surplus aircraft and engines of the type required by the Company's customers will be available on acceptable terms when needed in the future or that the Company will continue to compete effectively in the purchase of such surplus equipment.

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Willis Lease Finance Corporation:

We have audited the accompanying consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willis Lease Finance Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 13, 2004
San Francisco, California

CONSOLIDATED BALANCE SHEETS

Year ended December 31, (in thousands, except share data)	2003	2002
Assets		
Cash and cash equivalents including restricted cash of $33,784 and $24,486 at December 31, 2003 and 2002, respectively	**$ 42,986**	$ 27,289
Equipment held for operating lease, less accumulated depreciation of $67,873 and $54,687 at December 31, 2003 and 2002, respectively	**499,454**	495,398
Net investment in direct finance lease	**5,551**	6,832
Operating lease-related receivable, net of allowances of $440 and $299 at December 31, 2003 and 2002, respectively	**2,095**	3,380
Investments	**1,480**	1,480
Assets under derivative instruments	**7**	57
Other assets	**8,449**	8,559
Total assets	**$ 560,022**	$ 542,995
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 5,753**	$ 4,328
Liabilities under derivative instruments	**696**	1,903
Deferred income taxes	**25,283**	23,214
Notes payable	**362,395**	364,680
Maintenance reserves	**46,408**	34,211
Security deposits	**2,314**	3,501
Unearned lease revenue	**7,111**	6,253
Total liabilities	**$ 449,960**	$ 438,090
Shareholders' equity:		
Preferred stock ($0.01 par value, 5,000,000 shares authorized; none outstanding)	**—**	—
Common stock, ($0.01 par value, 20,000,000 shares authorized; 8,846,805 and 8,833,978 shares issued and outstanding at December 31, 2003 and 2002, respectively)	**88**	88
Paid-in capital in excess of par	**61,710**	61,646
Accumulated other comprehensive loss, net of tax of $584 and $960 at December 31, 2003 and 2002, respectively	**(660)**	(1,576)
Retained earnings	**48,924**	44,747
Total shareholders' equity	**110,062**	104,905
Total liabilities and shareholders' equity	**$ 560,022**	$ 542,995

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31, (in thousands, except share data)	**2003**	2002	2001
Revenue			
Lease revenue	**$ 56,977**	$ 55,397	$ 60,515
Gain on sale of leased equipment	**2,372**	482	5,636
Net gain on debt prepayment	**—**	4,073	—
Other income	**520**	—	—
Total revenue	**59,869**	59,952	66,151
Expenses			
Depreciation expense	**21,686**	19,449	16,485
Write-down of equipment	**1,272**	3,052	962
General and administrative	**13,852**	14,439	13,136
Total expenses	**36,810**	36,940	30,583
Earnings from operations	**23,059**	23,012	35,568
Interest expense	**17,409**	19,110	24,125
Interest income	**(244)**	(432)	(934)
Residual share	**—**	—	360
Net interest and finance costs	**17,165**	18,678	23,551
Income from continuing operations before income taxes	**5,894**	4,334	12,017
Income tax (expense)	**(1,717)**	(738)	(4,374)
Income from continuing operations	**4,177**	3,596	7,643
Discontinued Operations			
Income from discontinued operations (net of income tax expense of $38 for year ended December 31, 2001)	**—**	—	57
(Loss) on disposal of discontinued operations (net of income tax benefit of $(507) for year ended December 31, 2001)	**—**	—	(756)
	—	—	(699)
Net income	**$ 4,177**	$ 3,596	$ 6,944
Basic earnings per common share:			
Income from continuing operations	**$ 0.47**	$ 0.41	$ 0.87
Discontinued operations	**—**	—	(0.08)
Net income	**$ 0.47**	$ 0.41	$ 0.79
Diluted earnings per common share:			
Income from continuing operations	**$ 0.47**	$ 0.41	$ 0.86
Discontinued operations	**—**	—	(0.08)
Net income	**$ 0.47**	$ 0.41	$ 0.78
Average common shares outstanding	**8,840**	8,831	8,771
Diluted average common shares outstanding	**8,888**	8,851	8,892

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2003, 2002 and 2001

(in thousands)	ISSUED AND OUTSTANDING SHARES OF COMMON STOCK	COMMON STOCK	PAID-IN CAPITAL IN EXCESS OF PAR	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS) (NET)	RETAINED EARNINGS	TOTAL SHAREHOLDERS' EQUITY
Balances at December 31, 2000 (as restated)	8,705	$ 87	$ 60,771	—	$ 34,207	$ 95,065
Net Income	—	—	—	—	6,944	6,944
Other comprehensive income						
Transition adjustment for hedging instruments as of January 1, 2001, net of tax of $279	—	—	—	(464)	—	(464)
Net loss on cashflow hedging instruments, net of tax of $812	—	—	—	(1,351)	—	(1,351)
Total comprehensive income						5,129
Shares issued	121	1	671	—	—	672
Tax benefit on disqualified dispositions of shares	—	—	90	—	—	90
Balances at December 31, 2001 (as restated)	8,826	$ 88	$ 61,532	$ (1,815)	$ 41,151	$ 100,956
Net Income	—	—	—	—	3,596	3,596
Other comprehensive income						
Net gain on cashflow hedging instruments, net of tax of $131	—	—	—	239	—	239
Total comprehensive income						3,835
Shares issued	8	—	40	—	—	40
Tax benefit on disqualified dispositions of shares	—	—	74	—	—	74
Balances at December 30, 2002 (as restated)	8,834	$ 88	$ 61,646	$ (1,576)	$ 44,747	$ 104,905
Net Income	—	—	—	—	**4,177**	**4,177**
Other comprehensive loss						
Net gain on cashflow hedging instruments, net of tax of $376	—	—	—	**916**	—	**916**
Total comprehensive income						**5,093**
Shares issued	**13**	—	**61**	—	—	**61**
Tax benefit on disqualified dispositions of shares	—	—	**3**	—	—	**3**
Balances at December 31, 2003	**8,847**	**$ 88**	**$ 61,710**	**$ (660)**	**$ 48,924**	**$ 110,062**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (in thousands)	**2003**	2002	2001
Cash flows from operating activities			
Net income	**$ 4,177**	$ 3,596	$ 6,944
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	**21,686**	19,449	17,093
Write-down of equipment	**1,272**	3,052	962
Allowances and provisions	**141**	200	175
Stock option compensation	—	—	162
Loss on derivative instruments	—	99	—
Gain on sale of leased equipment	**(2,372)**	(482)	(5,636)
Loss on sale of discontinued operations	—	—	613
Write-off of deferred costs	**312**	781	—
Changes in assets and liabilities:			
Receivables	**1,144**	(1,030)	2,134
Other assets	**(205)**	366	445
Accounts payable and accrued expenses	**1,314**	(686)	(2,103)
Deferred income taxes	**1,707**	729	6,909
Residual share payable	—	—	(2,630)
Maintenance reserves	**12,197**	5,297	7,308
Security deposits	**(26)**	(8)	392
Unearned lease revenue	**546**	234	545
Net cash provided by operating activities	**41,893**	31,597	33,313
Cash flows from investing activities			
Proceeds from sale of equipment held for operating lease (net of selling expenses)	**20,386**	16,400	36,898
Proceeds from sale of discontinued operations	—	—	771
Purchase of equipment held for operating lease	**(31,881)**	(47,652)	(127,613)
Purchase of property, equipment and furnishings	**(78)**	(267)	(773)
Investment at cost	—	—	(700)
Net principal payments received on direct finance lease	**1,281**	467	611
Net cash used in investing activities	**(10,292)**	(31,052)	(90,806)
Cash flows from financing activities			
Proceeds from issuance of notes payable	**68,376**	66,378	142,806
Debt issuance cost	**(363)**	(2,457)	(1,772)
Purchase of derivative instruments	—	(789)	—
Proceeds from issuance of common stock	**61**	40	510
Principal payments on notes payable	**(83,978)**	(61,245)	(84,605)
Net cash (used in)/provided by financing activities	**(15,904)**	1,927	56,939
Increase in cash and cash equivalents and restricted cash	**15,697**	2,472	(554)
Cash and cash equivalents at beginning of period including restricted cash of $24,486, $20,351 and $16,666 at December 31, 2002, 2001 and 2000, respectively	**27,289**	24,817	25,371
Cash and cash equivalents at end of period including restricted cash of $33,784, $24,486 and $20,351 at December 31, 2003, 2002 and 2001, respectively	**$ 42,986**	$ 27,289	$ 24,817
Supplemental disclosures of cash flow information			
Net cash paid for			
Interest	**$ 14,933**	$ 17,248	$ 24,474
Income Taxes	**$ 29**	$ 11	$ 59

Supplementary disclosures of non-cash investing activities: A liability of $13,317 was incurred in connection with the Company's purchase of aircraft and engines.

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Willis Lease Finance Corporation ("Willis" or the "Company") is a provider of aviation services whose primary focus is on providing operating leases of aftermarket commercial aircraft engines and other aircraft-related equipment to air carriers, manufacturers and overhaul/repair facilities worldwide. Willis also engages in the selective purchase and resale of commercial aircraft engines.

Terandon Leasing Corporation (Terandon), T-2 Inc. (T-2), T-4 Inc. (T-4), T-5 Inc. (T-5), T-7 Inc. (T-7), T-8 Inc. (T-8), T-10 Inc. (T-10), T-11 Inc. (T-11), WLFC Engine Pooling Company ("WLFC — Pooling") and WLFC-AC1 Inc. are wholly-owned consolidated subsidiaries of Willis. They are all California corporations (except WLFC-AC1 Inc., which is incorporated in Delaware) and were established to purchase and lease and resell commercial aircraft engines and parts.

WLFC (Ireland) Limited is a wholly-owned subsidiary of Willis. WLFC (Ireland) Limited was formed in 1998 to facilitate certain of Willis' international leasing activities.

During the year 2002, WLFC Funding Corporation was merged into its parent and dissolved.

Willis Engine Funding LLC ("WEF") is a wholly-owned subsidiary of Willis. WEF is a Delaware limited liability company and was established in 2002 for the purpose of financing aircraft engines. WLFC Funding (Ireland) Limited is a wholly-owned subsidiary of WEF and was established in 2001 to facilitate certain international leasing activities. Prior to the establishment of WEF, WLFC Funding (Ireland) Limited was wholly-owned by WLFC Funding Corporation.

Management considers the continuing operations of the Company to operate in one reportable segment.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Willis, Terandon, T-2, T-4, T-5, T-7, T-8, T-10, T-11, WEF, WLFC — Pooling, WLFC-AC1 Inc., WLFC Funding (Ireland) Limited and WLFC (Ireland) Limited (together, the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

(c) Revenue Recognition

Revenue from leasing of aircraft equipment is recognized as operating lease or finance lease revenue over the terms of the applicable lease agreements. Revenue is not recognized when cash collection is not reasonably assured.

(d) Equipment Held for Operating Lease

Aircraft assets held for operating lease are stated at cost, less accumulated depreciation. Certain professional fees incurred in connection with the acquisition of aircraft assets are capitalized as part of the cost of such assets. Major overhauls paid for by the Company, which add economic value, are capitalized and depreciated over the estimated remaining useful life of the equipment.

The Company generally depreciates engines on a straight-line basis over a 15 year period from the acquisition date to a 55% residual value. The Company believes that this methodology accurately reflects the Company's typical holding period for the assets and, that the residual value assumption reasonably approximates the selling price of the assets 15 years from date of acquisition.

For engines or aircraft that are unlikely to be repaired at the end of the current expected useful lives, the Company depreciates the engines or aircraft over their estimated lives to a residual value based on an estimate of the wholesale value of the parts after disassembly.

The spare parts packages owned by the Company are depreciated on a straight-line basis over an estimated useful life of 14 years to a 25% residual value.

The aircraft owned by the Company are depreciated on a straight-line basis over an estimated useful life of 13 to 20 years to a 15% to 17% residual value.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS 144) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by comparison of undiscounted forecast cashflows over the life of the asset with the assets' book value. If the forecast undiscounted cash flows are less than the book value the asset is written down to its fair value. The Company reviews at least quarterly the carrying value of long-lived assets. Such reviews resulted in a write-down of assets of $1.3 million, $3.1 million and $962,000 in continuing operations (disclosed separately as "Write-Down of Equipment") and $0, $0, and $266,000 in discontinued operations (included with (Loss) on Disposal of Discontinued Operations in the Income Statement) in 2003, 2002 and 2001, respectively.

(e) Loan Commitment and Related Fees

To the extent that the Company is required to pay fees in order to secure debt, such fees are capitalized and amortized over the life of the related loan on a straight-line basis which approximates the interest method.

(f) Maintenance Costs

Maintenance costs under the Company's leases are generally the responsibility of the lessees. Additionally, under many of the Company's leases, lessees pay fees to the Company based on the usage of the asset. Upon the completion of approved maintenance of an asset, such fees are returned to the lessee up to the amount of repair but not exceeding the use fees paid by the lessee. The Company records a Maintenance Reserve liability in connection with the obligation to reimburse lessees for approved maintenance. Under certain of the Company's leases, the lessee is not obligated to perform maintenance on the asset.

(g) Interest Rate Hedging

The Company has entered into various hedge agreements to mitigate its exposure on its variable rate borrowings. The differential to be paid or received under the swap agreements is charged or credited to interest expense.

The Company accounts for derivatives and hedging activities in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 137 and 138), and under these Statements the Company's interest rate swaps were designated as cash-flow hedges. Cash-flow hedges are recognized on the balance sheet at their fair value. The Company formally documents, at the contract's inception, all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all cash-flow hedges to liabilities on the balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

On January 1, 2001, the Company upon adoption of the statements, recorded a transition adjustment of $464,000 (net of tax of $279,000), representing the net unrealized loss on interest rate swap agreements and for the year ended December 31, 2001, recorded adjustments to other Accumulated Comprehensive Loss of $1.4 million (net of tax of $0.8 million) representing the net unrealized losses incurred during 2001 relating to the swap agreements.

During the year ended December 31, 2002, the Company recorded adjustments to Accumulated Other Comprehensive Income/(Loss) of $239,000 (net of tax of $131,000) for changes in fair value of effective cash-flow hedges and charges of $0.1 million to interest expense for changes in fair value of ineffective cash-flow hedges.

During the year ended December 31, 2003, the Company recorded adjustments to Accumulated Other Comprehensive Income/(Loss) of $0.9 million (net of tax of $0.4 million) for changes in fair value of effective cash-flow hedges. Refer to Note 5 for further details.

(h) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

(i) Property, Equipment and Furnishings

Property, equipment and furnishings are recorded at cost and depreciated by the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are recorded at cost and depreciated by the straight-line method over the lease term. Property, equipment and furnishings are included as other assets in the balance sheets.

(j) Residual Sharing with Lenders

Certain of the Company's credit agreements required the Company to share "residual proceeds" as defined in the agreements with the lenders upon sale of engines held for operating lease. The Company provided for its residual sharing obligation with respect to each engine by a charge or credit to income or expense, each period, sufficient to adjust the residual share payable at the balance sheet date to the amount that would be payable at that date if all engines under said agreements were sold on the balance sheet date at their net book values.

As of December 31, 2003, 2002 and 2001, respectively, no engines were subject to residual sharing arrangements as during 2001 the subject engines were sold and/or loans repaid and residual share obligations settled in full.

(k) Sale of Leased Equipment

The Company regularly sells equipment from its lease portfolio. This equipment may or may not be subject to a lease at time of sale. The gain or loss on such sales is recognized as revenue and consists of proceeds associated with the sale less the net book value of the asset sold and any direct costs associated with the sale. To the extent that deposits or maintenance reserves are not included in the sale and the liability associated with such items is transferred to the purchaser of the equipment, the Company includes such items in its calculation of gain or loss. The Company also engages in engine exchanges, and where the cash element of the exchange exceeds 25% of the fair value of the transaction, the exchange is treated as a monetary one and the gain on sale is recognized.

(l) Cash and Cash Equivalents

The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents. Certain bank accounts are subject to restrictions in connection with the Company's borrowings. Under the warehouse facility cash is collected in a restricted account, which is used to service the debt, any amounts remaining after debt service and defined expenses are distributed to the Company. Additionally, under this facility maintenance reserve payments and lease security deposits are accumulated in a restricted account and are not available for general use. Further, the Company must maintain a cash reserve equal to 2% of the outstanding warehouse debt at all times. The WLFC-AC1 credit facility has similar maintenance reserve and security deposit accounts restricted from general use. Maintenance reserve accounts are only available to meet the costs of specified engine maintenance provisions and will usually be reimbursed to the lessee. In the event an engine is sold, accumulated maintenance reserves are then available to the Company. Security deposits are held until the end of the lease, at which time provided return conditions have been met, the deposit will be returned to the lessee. To the extent return conditions are not met, these deposits may be retained by the Company.

(m) Reclassifications

Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

(n) Management Estimates

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to residual values, estimated asset lives, bad debts, income taxes, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the accounting policies on useful life of equipment, residual values and asset impairment are critical to the results of operations.

If the useful lives or residual values are lower than those estimated by the Company, upon sale of the asset a loss may be realized. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of projected undiscounted cash flows and should different conditions prevail, material impairment write-downs may occur.

(o) Comprehensive Income

The Company reports changes in equity from all sources. For the years ended December 31, 2003, 2002 and 2001, comprehensive income includes net income and the net gain or loss on the change in fair value of cash-flow hedges.

(p) Per Share Information

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of fully diluted earnings per share is similar to the computation of basic earnings per share, except for the inclusion of all potentially dilutive common shares. The reconciliation between basic common shares and fully diluted common shares is presented below:

Years Ended December 31, (in thousands)	**2003**	2002	2001
Shares			
Weighted average number of common shares outstanding	**8,840**	8,831	8,771
Potentially dilutive common shares	**48**	20	121
Total Shares	**8,888**	8,851	8,892
Potential common stock excluded as anti-dilutive in period	**1,645**	1,263	587

(q) Investments

Investments are in non-marketable securities where management does not have significant influence and are recorded at cost. Management evaluates the investments for impairment quarterly, and at December 31, 2003, no adjustment to the carrying value was required.

(r) Stock Options

The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation." APB 25 requires compensation expense to be recognized over the employee service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount the employee must pay to acquire the stock.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages, but does not require, all entities to adopt a fair value based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the value of the award and is recognized over the employee service period. However, SFAS 123 allows an entity to continue to use the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), with pro forma disclosures of net income and earnings per share as if the fair value based method had been applied.

In December 2002, FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation together with enhanced disclosure requirements.

This Statement permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. In addition, this Statement does not permit the use of the prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003.

At December 31, 2003, 2002 and 2001, the Company had two stock-based compensation plans, as described in Note 10. The Company applies APB 25 in accounting for its plans. Accordingly, no compensation expense for continuing operations has been recognized. Had compensation cost for the Company's two stock-based compensation plans and warrants been determined consistent with SFAS 148, the Company's net income and earnings per share would have been as follows:

Years Ended December 31, (in thousands, except per share data)	**2003**	2002	2001
Net income as reported	**$ 4,177**	$ 3,596	$ 6,944
Deduct: Total stock-based employees compensation expense determined under fair value based method for all awards, net of related tax effect	**(651)**	(929)	(1,191)
Proforma net income	**$ 3,526**	$ 2,667	$ 5,753
Basic earnings per common share as reported	**$ 0.47**	$ 0.41	$ 0.79
Basic earnings per common share pro forma	**$ 0.40**	$ 0.30	$ 0.66
Diluted earnings per common share as reported	**$ 0.47**	$ 0.41	$ 0.78
Diluted earnings per common share pro forma	**$ 0.40**	$ 0.30	$ 0.65

The fair value of the purchase rights under the Purchase Plan, the Plan and the warrants is estimated using the Black-Scholes option pricing model.

The assumptions underlying the estimates derived using the Black-Scholes model are as follows:

	1996 Stock Option/Stock Issuance Plan			Employee Stock Purchase Plan		
Years Ended December 31,	**2003**	2002	2001	**2003**	2002	2001
Expected dividend yield	**0%**	0%	0%	**0%**	0%	0%
Risk-free interest rate	**2.89%**	3.47%	2.77%	**1.21%**	3.94%	2.77%
Expected volatility	**72.07%**	72.80%	74.88%	**71.35%**	72.80%	74.88%
Expected life (in years)	**3.97**	3.89	3.05	**0.5 -1.0**	0.5-2.0	0.5-2.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock plans and the warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock plans and the warrants.

(s) Initial Direct Costs Associated with Leases

The Company accounts for the initial direct costs incurred in obtaining a new lease by deferring and amortizing those costs over the term of the lease.

Note 2

NOTE 2: DISCONTINUED OPERATIONS

On November 7, 2000, the Company entered into agreements for a series of strategic transactions, each of which closed on November 30, 2000, with Flightlease AG, a corporation organized under the laws of Switzerland ("Flightlease"), SR Technics Group, a corporation organized under the laws of Switzerland ("SRT"), FlightTechnics, LLC, a Delaware limited liability company ("FlightTechnics") and SR Technics Group America, Inc., a Delaware corporation ("SRT Group America"), each of which are affiliated companies.

The Company sold its aircraft parts and components subsidiary, WASI and its membership interest in its engine repair joint venture with Chromalloy Gas Turbine Corporation, PGTC LLC, to SRT Group.

As part of the transaction, the Company agreed to retain the lease portfolio of engines maintained and managed by WASI. Certain of these engines were subject to put option arrangements where, at the option of the Company, SRT Group America agreed to purchase these engines at pre-determined prices.

To the extent that the engines in the portfolio retained are subject to put options or are identified as likely to be sold, the assets and the results of operation were included in discontinued operations. Any remaining equipment retained upon the sale of WASI and not disposed of as of December 31, 2001, was reclassified to Continuing Operations effective January 1, 2002.

Income from discontinued operations for the year ended December 31, 2001, is as follows:

(dollars in thousands)	2001
Revenue	
Operating lease income	$ 637
Total revenue	637
Expenses	
Depreciation expense	343
Cost of spare parts sales	150
Total expenses	493
Earnings from discontinued operations	144
Net interest and finance cost	49
Earnings before income taxes	95
Income tax (expense)	(38)
Income from discontinued operations	$ 57

The (loss) on disposal of discontinued operations for the year ended December 31, 2001, is as follows:

(dollars in thousands)	2001
Post-closing sale price adjustment	$ (384)
Loss on disposal and write-down of leased engine portfolio	(879)
(Loss) on disposal of discontinued operations before taxes	(1,263)
Income taxes	507
Net (loss) on disposal of discontinued operation	$ (756)

NOTE 3: EQUIPMENT HELD FOR LEASE AND NET INVESTMENT IN DIRECT FINANCE LEASE

At December 31, 2003, the Company had 119 aircraft engines and related equipment (including equipment under direct finance leases) with an aggregate original cost of $534.0 million, four spare parts packages with an aggregate original cost of $10.4 million, seven aircraft with an aggregate original cost of $29.6 million, and engine-related equipment with an aggregate original cost of $3.4 million, in its operating and finance lease portfolio. At December 31, 2002, the Company had 120 aircraft engines and related equipment with an aggregate original cost of $520.8 million, four spare parts packages with an aggregate original cost of $14.6 million, and six aircraft with an aggregate original cost of $24.9 million in its operating and finance lease portfolio.

A majority of the Company's aircraft equipment is leased and operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars.

The Company leases its aircraft equipment to lessees domiciled in nine geographic regions. The tables below set forth geographic information about the Company's leased aircraft equipment grouped by domicile of the lessee (which is not necessarily indicative of the asset's actual location):

Years Ended December 31, (in thousands)	**2003**	2002	2001
Lease revenue from continuing operations:			
Region			
United States	**$ 6,373**	$ 9,067	$ 12,669
Canada	**1,042**	1,041	3,409
Mexico	**4,349**	2,717	2,004
Australia/New Zealand	**853**	305	—
Europe	**25,310**	24,906	27,919
South America	**7,576**	6,322	5,787
Asia	**5,540**	6,312	5,446
Africa	**1,373**	418	—
Middle East	**4,561**	4,309	3,281
Totals	**$ 56,977**	$ 55,397	$ 60,515

Years ended December 31, (in thousands)	**2003**	2002	2001
Lease revenue from continuing operations less applicable depreciation, interest and residual share:			
Region			
United States	**$ 1,148**	$ 3,071	$ 4,424
Canada	**914**	488	535
Mexico	**1,143**	1,177	652
Australia/New Zealand	**426**	141	—
Europe	**13,421**	12,461	11,178
South America	**4,111**	3,257	1,765
Asia	**2,736**	2,978	1,720
Africa	**775**	135	—
Middle East	**2,460**	1,860	1,075
Off-lease and other	**(4,682)**	(8,097)	(1,541)
Totals	**$ 22,452**	$ 17,471	$ 19,808

Note 3

Years ended December 31, (in thousands)	**2003**	2002	2001
Net book value of equipment held for operating lease:			
Region			
United States	**$ 48,575**	$ 47,484	$ 85,235
Canada	**—**	13,415	493
Mexico	**37,025**	26,776	13,247
Australia/New Zealand	**10,470**	18,103	—
Europe	**195,887**	179,230	192,266
South America	**59,064**	44,265	48,304
Asia	**38,213**	42,450	38,368
Africa	**5,884**	15,462	—
Middle East	**38,475**	34,173	35,255
Off-lease and other	**65,861**	74,040	73,874
Totals	**$ 499,454**	$ 495,398	$ 487,042

Included in "off-lease and other" is equipment that is held for disposal totaling approximately $7.0 million at December 31, 2003, and $2.4 million at December 31, 2002.

As of December 31, 2003 and 2002, the lease status of the equipment held for operating lease was as follows:

Year Ended December 31, (net book value, in thousands)	**2003**
Lease Term	
Off-lease and other	**$ 65,861**
Month-to-month leases	**74,325**
Leases expiring 2004	**134,970**
Leases expiring 2005	**51,473**
Leases expiring 2006	**61,745**
Leases expiring 2007	**34,650**
Leases expiring 2008	**28,160**
Leases expiring thereafter	**48,270**
	$ 499,454

Year Ended December 31, (net book value, in thousands)	2002
Lease Term	
Off lease and other	$ 74,040
Month-to-month leases	40,566
Leases expiring 2003	156,453
Leases expiring 2004	35,782
Leases expiring 2005	48,062
Leases expiring 2006	53,790
Leases expiring 2007	30,213
Leases expiring thereafter	56,492
	$ 495,398

The net investment in direct finance leases on December 31, 2003 and 2002, was as follows:

(in thousands)	**2003**	2002
Minimum payments receivable	**$ 714**	$ 2,703
Guaranteed residual value of leased assets	**4,950**	4,950
Unearned income	**(113)**	(821)
Net investment in finance lease	**$ 5,551**	$ 6,832

As of December 31, 2003, minimum future payments under non-cancelable leases were as follows:

(in thousands)	Operating	Finance
Year		
2004	$ 36,151	$ 5,664
2005	26,207	—
2006	16,104	—
2007	11,745	—
2008	8,474	—
Thereafter	10,659	—
	$ 109,340	$ 5,664

NOTE 4: NOTES PAYABLE

Notes payable consisted of the following:

As of December 31, (in thousands)	**2003**	2002
Note payable at a floating interest rate of LIBOR plus 2.3%. Secured by aircraft engines and the proceeds thereof. The note matures in October 2006, but was repaid in October 2003.	**$ —**	$ 629
Subordinated note payable at a fixed interest rate of 7%. Secured by aircraft engines, spare parts and the proceeds thereof. The note matures in June 2004 but was repaid in January 2003.	—	366
Notes payable at a fixed interest rate of 8.63%. Secured by aircraft engines and the proceeds thereof. The note matures in September 2006.	**2,658**	2,995
Note payable at a fixed interest rate of 8.18% secured by aircraft and the proceeds thereof. The note matured in January 2003 and was extended until March 2003 when it was repaid.	—	3,884
Note payable at a fixed interest rate of 6.95% secured by aircraft and the proceeds thereof. The note matures in September 2005.	**5,904**	6,799
$197.1 million Class A notes payable at a floating rate of interest based on commercial paper rates plus an average weighted spread of 2.26% and $21.9 million Class B notes payable at LIBOR plus an average weighted spread of 5.32%. The facility has a 1-year revolving period ending September 2004, followed by a 4-year amortization period. The Company has a guarantee to Class B Noteholders to a maximum of $21.9 million. The assets of the Issuer (WEF) and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates.	**219,000**	200,000
Credit facility at a floating rate of interest of LIBOR plus 1.75% (2002, 2%). Secured by engines and the proceeds thereof. The facility has a committed amount of $125 million, and matures in May 2004.	**95,000**	125,000
Note payable at a floating rate of LIBOR + 2.75%. The note matures in December 2009. Secured by an aircraft.	**415**	460
Note payable at a floating rate of LIBOR + 2.05%. The note matures on June 29, 2005. Secured by aircraft engines and the proceeds thereof.	**22,225**	24,547
Note payable at a fixed interest rate of 7.75% secured by aircraft and the proceeds thereof. The note matures in December 2006.	**3,876**	—
Note payable at a fixed interest rate of 6% secured by an aircraft engine. The note matures in 2004. Under this loan, the Company has provided a guaranty to the lender. The borrower under the loan is an owner trustee for the benefit of the Company, and the Company has guaranteed the performance of the obligation of the owner trustee under the sale and note agreements.	**4,436**	—
Note payable, with no interest rate, secured by aircraft, engines and related equipment. The note matures in 2004 (net of 6% imputed discount of $256).	**8,881**	—
Total notes payable	**$ 362,395**	$ 364,680

Note 4

In 2002, the Company prepaid a $35.0 million credit facility at a discount, generating a gain of $4.1 million.

At December 31, 2003, 1-month LIBOR was approximately 1.12% and the commercial paper rate was approximately 1.05%. At December 31, 2002, the rates were 1.38% and 1.42%, respectively.

The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on the rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's debt is estimated by the Company to be $361.5 million at December 31, 2003.

Principal outstanding at December 31, 2003, is repayable as follows:

(in thousands)

Year	
2004	$ 122,077
2005	48,451
2006	22,947
2007	17,617
2008	151,133
Thereafter	170
	$ 362,395

Certain of the debt instruments above also have covenant requirements such as a minimum tangible net worth and interest coverage. As of December 31, 2003, the Company was in compliance with all covenant requirements.

At December 31, 2003, the Company had a $125.0 million revolving credit facility to finance the acquisition of aircraft engines and spare parts for lease as well as for general working capital purposes. The equipment is then pledged as collateral for debt obligations. As of December 31, 2003, $30.0 million was available under this facility. The facility matures in May 2004. The interest rate on this facility at December 31, 2003, was 1-month LIBOR plus 1.75%. Under the $125 million revolver facility, all subsidiaries except WLFC-AC1 and Willis Engine Funding LLC ("WEF") jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $125 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus interest and fees. The guarantee would be triggered by a default under the agreement and the lenders making a call under the guarantee. The lenders have the option to make either a call to make up a payment or performance deficiency or a full call of the loan.

At December 31, 2003, the Company had a fully drawn $219.0 million debt warehouse facility. A wholly-owned special purpose entity, WEF, was created in 2002 for the purpose of financing jet aircraft engines acquired by such finance subsidiary from the Company. The equipment is then pledged as collateral for debt obligations. The facility has a 1-year revolving period ending September 9, 2004, followed, if not renewed, by a 4-year amortization period. The facility's structure is designed to facilitate the issuance of public or private securitized notes by WEF. There is no assurance that a securitization can be completed or completed on terms that are favorable or acceptable to the Company. The Company will either renegotiate this facility with its lenders or the facility will go into its amortization period. The facility notes are divided into $197.1 million Class A notes and $21.9 million Class B notes. The Company has a guarantee to the Class B Noteholders determined by a formula in the debt agreement. The maximum amount of the guarantee at December 31, 2003, is $21.9 million. If WEF defaults on its obligations, the full amount of the Class B notes outstanding (together with any accrued interest and fees) is due and payable immediately. The governing documents of the warehouse facility and the WEF operating agreement require that the assets of WEF and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates. At December 31, 2003, interest on the Class A notes is a commercial paper rate plus a weighted average spread of approximately 2.26% and interest on the Class B notes is 1-month LIBOR plus a weighted average spread of 5.32%.

At December 31, 2003, the Company had warehouse and revolving credit facilities totaling $344.0 million compared to $375.0 million at December 31, 2002. Included in the $375.0 million was $50.0 million made available to the Company under its warehouse facility, which was only available to be drawn until March 31, 2003. The Company did not draw the full amount available to it by the due date. At December 31, 2003 and 2002, respectively, $30.0 million and $50.0 million was available under these combined facilities.

At December 31, 2003, the Company had a $22.2 million term loan facility available to a wholly-owned consolidated subsidiary of the Company, WLFC-AC1, for the financing of jet aircraft engines sold by the Company to such subsidiary. The equipment is then pledged as collateral for debt obligations. The facility is a 5-year term loan with final maturity of June 29, 2005. The interest rate is 1-month LIBOR plus 2.05%. This facility is fully drawn. The Company has guaranteed the obligations of WLFC-AC1 under the terms of this facility. The lenders have the ability, upon default, to either call the full amount of the loan or draw upon the guarantee to cure a deficiency. The maximum amount of the guarantee is therefore the principal sum outstanding plus any accrued and unpaid interest and fees.

In the fourth quarter of 2003, the Company purchased aircraft, engines and related equipment with vendor provided financing. Such financing totaled $13.3 million and is repayable during 2004. Under one of these loans which has an outstanding balance of $4.4 million, the Company has provided a guaranty to the loan provider. The borrower under the loan is an owner trustee for the benefit of the Company and as such, the Company has guaranteed the performance of the obligations of the owner trustee under the sale and note agreements.

In December 2003, the Company also refinanced several of its aircraft in its lease portfolio. The loan is for 3 years carrying an interest rate of 7.75%. At December 31, 2003, the balance due under this loan was $3.9 million.

NOTE 5: DERIVATIVE INSTRUMENTS

The Company holds a number of interest rate swaps to mitigate its exposure to changes in interest rates, in particular LIBOR, as a large portion of the Company's borrowings are at variable rates. In addition, WEF is required under its credit agreement to hedge a portion of its borrowings. These swaps have been documented and designated as cash flow hedges under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 137 and 138). At December 31, 2003, the Company was a party to interest rate swap agreements with notional outstanding amounts of $65.0 million, remaining terms of between 2 and 49 months and fixed rates of between 3.32% and 5.96%. The fair value of these swaps at December 31, 2003, was negative $0.7 million and represented the estimated amount the Company would have to pay to terminate the swaps. The Company purchased a number of forward-commencing interest rate caps, documented and designated as cash-flow hedges, during the second quarter of 2002. These caps have notional amounts of $60.0 million, with 3-year terms, and effective dates commencing in 2003 and rates capped at 5.5%. At December 31, 2003, the estimated fair value of the caps was positive $7,000, representing an asset of the Company.

Under the swap contracts, the difference between the index and the fixed rate that is paid or received by the Company is charged or credited to interest expense.

The Company uses an external provider to ascertain the fair value of the hedges and assess the effectiveness of the hedges during the period. Valuation of the hedges requires certain assumptions for underlying variables and the use of different assumptions would result in a different valuation. Management believes it has applied assumptions consistently during the period and has not changed its methods of valuation or assessment of effectiveness during the period.

The Company reviews the effectiveness of its interest-rate hedges on a quarterly basis and adjusts the fair value of the interest-rate hedges through either Accumulated Other Comprehensive Income/(Loss) and/or earnings for the period. For the year ended December 31, 2003, the change in fair value of the interest-rate hedges recorded to Accumulated Other Comprehensive Income/(Loss) was a gain of $0.9 million (net of tax of $0.4 million). For the year ended December 31, 2002, the change in fair value of the interest-rate hedges recorded to Accumulated Other Comprehensive Income/(Loss) was a gain of $0.2 million (net of tax of $0.1 million) and approximately $0.1 million change in fair value was recognized in earnings as an expense. Interest expense for the year ended December 31, 2003 and 2002, was increased due to the Company's interest-rate hedges by approximately $2.3 million and $2.8 million, respectively. Reclassification into earnings in future periods may occur if the effectiveness of the interest-rate hedges is reduced or they are terminated ahead of their maturity. A reclassification into earnings from Accumulated Other Comprehensive Income/(Loss) may occur if the Company changes the terms of its debt such that the terms of the hedges no longer match or the hedges are terminated ahead of their maturity. The Company has no plans to undertake such transactions and accordingly, does not expect any reclassification into earnings within the next 12 months. Based on the implied forward rate for LIBOR at December 31, 2003, the Company anticipates that interest expense will be increased by approximately $1.2 million for the year ending December 31, 2004.

NOTE 6: INCOME TAXES

Note 6

The components of income tax for continuing operations for the years ended December 31, 2003, 2002 and 2001, included in the accompanying consolidated statements of income were as follows:

(in thousands)	Federal	State	Total
December 31, 2003			
Current	**$ —**	**$ 10**	**$ 10**
Deferred	**1,187**	**520**	**1,707**
	$ 1,187	**$ 530**	**$ 1,717**
December 31, 2002			
Current	$ 68	$ 13	$ 81
Deferred	1,006	(349)	657
	$ 1,074	$ (336)	$ 738
December 31, 2001			
Current	$ (3,018)	$ 14	$ (3,004)
Deferred	6,254	1,124	7,378
	$ 3,236	$ 1,138	$ 4,374

The following is a reconciliation of the federal income tax expense at the statutory rate of 34% to the effective income tax expense on continuing operations:

Years ended December 31, (in thousands and % of pretax income)	**2003**		2002		2001	
Statutory federal income tax expense	**$ 2,004**	**34%**	$ 1,474	34%	$ 4,086	34%
State taxes, net of federal benefit	**350**	**6**	(222)	(5)	751	6
Extraterritorial income exclusion	**(661)**	**(11)**	(533)	(12)	(468)	(4)
Other	**24**	**—**	19	—	5	—
Effective income tax expense	**$ 1,717**	**29%**	$ 738	17%	$ 4,374	36%

In 2003, 2002 and 2001, the Company determined that a number of assets and their associated leases qualify for exclusion from federal taxable income under the Extraterritorial Income Exclusion rules, resulting in a reduction in the federal effective tax rate.

In 2002, the Company changed its estimated apportionment of income attributable to California, due to a change in the composition of the Company's revenue, resulting in an income tax benefit of $0.6 million. In addition, the Company has provided for a gross valuation allowance of $0.1 million relating to California net operating losses expiring in 2006 where management believes realizing the benefit of the loss carry forward is not assured, and included in state taxes in the table above.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

Years ended December 31, (in thousands)	**2003**	2002
Deferred Tax Assets		
Charitable contribution	**$ 67**	$ 52
Unearned lease revenue	**2,411**	2,166
State taxes	**9**	4
Reserves and allowances	**161**	131
Alternative minimum tax credit	**335**	335
Net operating loss carry forward	**30,410**	23,625
Total gross deferred tax assets	**33,393**	26,313
Less valuation allowances	**(115)**	(115)
Net deferred tax assets	**33,278**	26,198
Deferred Tax Liabilities		
Depreciation on aircraft engines and equipment	**(59,145)**	(50,375)
	(25,867)	(24,177)
Deferred tax asset related to unrealized loss on derivative instruments	**584**	963
Net deferred tax liability	**$ (25,283)**	$ (23,214)

As of December 31, 2003, the Company had net operating loss carry forwards of approximately $87.1 million for federal tax purposes and $13.7 million for state tax purposes. The federal net operating loss carry forwards will expire through the year 2023 and the state net operating loss carry forwards will expire through 2015. However, in 2002, the Company provided for a valuation allowance against California net operating losses (NOLs) totaling $2.0 million that expire in 2006 and realization is not assured. Net operating losses can be used as a deduction against future income arising from the U.S. consolidated filing group. As of December 31, 2003, the Company also had alternative minimum tax credits of approximately $0.3 million for federal income tax purposes which have no expiration date and which should be available to offset future alternative minimum tax liabilities. Management believes that no valuation allowance is required on deferred tax assets, other than the California NOL as stated, as it is more likely than not that all amounts are recoverable through future taxable income.

NOTE 7: RISK MANAGEMENT ISSUES

Note 7

Risk Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits and receivables.

The Company places its cash deposits with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party. Concentrations of credit risk with respect to lease receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas.

Interest Rate Risk Management

To mitigate exposure to interest rate changes, the Company has entered into interest rate swap and cap agreements. As of December 31, 2003, such swap agreements had notional outstanding amounts of $65.0 million, average remaining terms of between 2 and 49 months and average fixed rates of between 3.32% and 5.96%. Caps had notional amounts of $60.0 million, effective dates commencing in 2003, with 3-year terms and rates capped at 5.5%

As a result of these swap arrangements, interest expense was increased in 2003 and 2002 by $2.3 million and $2.8 million. For further information see note 1(g) and note 5.

NOTE 8: COMMITMENTS, CONTINGENCIES, GUARANTEES AND INDEMNITIES

Note 8

The Company has three leases for its office space. The annual lease rental commitment for the Sausalito office for 2004 and 2005 is approximately $328,000 and $349,000, respectively and the lease expires on December 31, 2005. The remaining lease rental commitment, for premises for the San Diego operation, is approximately $78,000 and the lease expires on November 30, 2004. The lease for premises in Beijing, China expires in January 2004 but was extended for a further month.

The Company has a number of guarantees in respect of its credit facilities. Refer to Note 4 for a full description of the nature and terms of these guarantees. Additionally, the Company generally indemnifies the purchaser of its equipment against any taxes arising from the sale of the equipment (except taxes incurred by the purchaser). The amount of the indemnification is not determinable, and the Company has not had to make any payments under such indemnifications.

NOTE 9: INVESTMENTS

Note 9

In July 1999, the Company entered into an agreement to participate in a joint venture formed as a limited company — Sichuan Snecma Aero-engine Maintenance Co. Ltd. (Sichuan Snecma). The Company's investment is 7% in the venture. Sichuan Snecma will focus on providing maintenance services for CFM56 series engines. Other participants in the joint venture are China Southwest Airlines, Snecma Services and Beijing Kailan Aviation Technology Development and Services Corporation. As of the year ended December 31, 2003, $1.5 million has been contributed. This investment is recorded at cost.

Note 10

NOTE 10: EMPLOYEE BENEFIT PLANS

Employee Stock Purchase Plan

The Company has a 1996 Employee Stock Purchase Plan (the "Purchase Plan") under which 75,000 shares of common stock have been reserved for issuance. This plan was effective in September 1996. Eligible employees may designate not more than 10% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan, and participants may purchase not more than 1,000 shares or $25,000 of common stock in any one calendar year. Each January 31 and July 31 shares of common stock are purchased with the employees' payroll deductions from the immediately preceding six months at a price per share of 85% of the lesser of the market price of the common stock on the purchase date or the market price of the common stock on the date of entry into an offering period. In fiscal 2003 and 2002, 9,077 and 8,025 shares of common stock, respectively were issued under the Purchase Plan.

The weighted average per share fair value of the employee's purchase rights under the Purchase Plan for the rights granted in 2003 and 2002 were $1.87 and $2.67, respectively.

1996 Stock Option/Stock Issuance Plan

In June 1996, the Board of Directors approved the 1996 Stock Option/Stock Issuance Plan (the "Plan"). The Plan was amended by the Stockholders and restated in May 2003, to provide for an increase in the number of shares reserved for issuance under the Plan from 2,525,000 shares to 3,025,000 shares. The plan includes a Discretionary Option Grant Program, a Stock Issuance Program and an Automatic Option Grant Program for eligible non-employee Board members. The stock options vest over a period determined by the Plan Administrator (usually four years), have a life of up to 10 years and the exercise price on grant is equal to the market value of the shares on that date.

A summary of the activity under the plan is as follows:

		Options Outstanding		
	OPTIONS AVAILABLE FOR GRANT	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE FAIR VALUE
Balances at December 31, 2000	359,595	975,655	$ 8.54	
Additional options made available	1,000,000	—	—	
Options granted	(535,909)	535,909	7.07	$ 3.24
Options exercised	—	(114,223)	4.07	
Options canceled	122,835	(122,835)	15.47	
Balances at December 31, 2001	946,521	1,274,506	$ 7.67	
Options granted	(317,542)	317,542	4.67	$ 2.63
Options canceled	54,636	(54,636)	5.37	
Balances at December 31, 2002	683,615	1,537,412	$ 7.13	
Additional options made available	500,000	—	—	
Options granted	(447,210)	447,210	4.91	$ 2.84
Options exercised	—	(3,750)	5.54	
Options canceled	68,222	(68,222)	9.85	
Balance as of December 31, 2003	**804,627**	**1,912,650**	**$ 6.52**	

A summary of the outstanding, exercisable options and their weighted average exercise prices is as follows:

	OPTIONS	WEIGHTED AVERAGE FAIR VALUE
At December 31, 2001	558,300	$ 9.58
At December 31, 2002	822,367	$ 8.63
At December 31, 2003	**1,062,934**	**$ 7.63**

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

	Options Outstanding			Options Exercisable	
	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED AVERAGE EXERCISE EXERCISE	NUMBER OUTSTANDING	WEIGHTED AVERAGE EXERCISE EXERCISE
From $1.30 to $5.01	769,552	8.32	$ 4.61	262,600	$ 4.00
From $5.02 to $5.50	648,103	7.22	5.40	350,913	5.45
From $5.51 to $22.13	494,995	5.39	10.96	449,421	11.45
From $1.30 to $22.13	1,912,650	7.19	$ 6.52	1,062,934	$ 7.63

Employee 401(k) Plan

The Company adopted The Willis 401(k) Plan (the "401(k) Plan") effective as of January 1997. The 401(k) Plan provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code. The 401(k) Plan is a contributory plan available to essentially all full-time and part-time employees of the Company in the United States. In 2003, employees who participated in the 401(k) Plan could elect to defer and contribute to the 401(k) Plan up to 20% of pretax salary or wages up to $12,000 (or $13,000 for employees at least 50 years of age). The Company matches employee contributions up to 50% of 8% of the employee's salary which totaled $129,000 in 2003, $94,000 in 2002 and $99,000 in 2001.

NOTE 11: WARRANTS

In conjunction with the initial public offering, the Company sold 5-year purchase warrants for $0.01 per warrant covering an aggregate of 100,000 shares of Common Stock exercisable at a price equal to 130% of the initial public offering price. The warrants expired on September 18, 2001.

NOTE 12: EQUITY

During the year ended December 31, 2000, the Company sold 1,300,000 newly issued shares of its common stock to FlightTechnics and an option, exercisable within 18 months of the closing date, to purchase newly issued shares of its common stock in a private placement. The option was not exercised and has lapsed.

Note 13

NOTE 13: QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2003, 2002 and 2001.

(in thousands, except per share data)	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Full Year
Fiscal 2003					
Total revenue	**$ 14,042**	**$ 15,612**	**$ 14,185**	**$ 16,030**	**$ 59,869**
Net income	**842**	**1,152**	**745**	**1,438**	**4,177**
Basic earnings per common share					
Net income	**0.10**	**0.13**	**0.08**	**0.16**	**0.47**
Diluted earnings per common share					
Net income	**0.09**	**0.13**	**0.08**	**0.16**	**0.47**
Average common shares outstanding	**8,836**	**8,838**	**8,841**	**8,844**	**8,840**
Diluted average common shares outstanding	**8,875**	**8,874**	**8,889**	**8,960**	**8,888**
Fiscal 2002					
Total revenue	$ 14,352	$ 13,408	$ 14,005	$ 18,187	$ 59,952
Net income	966	577	33	2,020	3,596
Basic earnings per common share					
Net income	0.11	0.07	0.00	0.23	0.41
Diluted earnings per common share					
Net income	0.11	0.07	0.00	0.23	0.41
Average common shares outstanding	8,828	8,830	8,832	8,834	8,831
Diluted average common shares outstanding	8,854	8,852	8,841	8,857	8,851
Fiscal 2001					
Total revenue	$ 17,097	$ 19,227	$ 16,200	$ 13,627	$ 66,151
Income from continuing operations	2,499	2,969	1,755	420	7,643
Discontinued operations	(179)	(606)	45	41	(699)
Net income	2,320	2,363	1,800	461	6,944
Basic earnings per common share					
Income from continuing operations	0.29	0.34	0.20	0.05	0.87
Discontinued operations	(0.02)	(0.07)	—	—	(0.08)
Net income	0.27	0.27	0.20	0.05	0.79
Diluted earnings per common share					
Income from continuing operations	0.28	0.33	0.20	0.05	0.86
Discontinued operations	(0.02)	(0.06)	—	—	(0.08)
Net income	0.26	0.27	0.20	0.05	0.78
Average common shares outstanding	8,709	8,735	8,812	8,826	8,771
Diluted average common shares outstanding	8,883	8,905	8,954	8,844	8,892

Note 14

NOTE 14: RELATED PARTY AND SIMILAR TRANSACTIONS

The Company sells engines to avioserv (formerly the Company's parts subsidiary, WASI). The Company also entered into put option arrangements regarding certain engines to sell them at the Company's discretion, to avioserv at pre-determined prices and has exercised and completed all the options. The Company also leases office and warehouse space from avioserv with the lease term expiring November 30, 2004.

The Company entered into a business cooperation period with Flightlease AG and SR Technics Group (SRT) originally scheduled to end on November 30, 2003, however Flightlease is now in liquidation, and SRT has sold its interest in SR Technics Switzerland, to a group consisting of 3i (an investment company) and SRT's management, and as a result, the cooperation agreement was terminated January 20, 2003. During the years ended December 31, 2003, 2002 and 2001, respectively, there were no transactions initiated by either party. Flightlease and SRT are members of FlightTechnics, an entity that owns 15% of the Company's common stock.

The Company leases engines to SR Technics Switzerland having a book value of approximately $39.0 million with lease terms expiring in up to seven years. The lease revenue represents less than 10% of total revenues and SR Technics Switzerland is the single largest lessee of the Company.

During the year ended December 31, 2002, the Company entered into a contractor's agreement with a former executive of Flightlease and then Director of the Company, Hans Jörg Hunziker. The agreement was for a one-year term, which ended September 2003, but was extended to January 2004 to provide strategic advice and investigation into additional sources of capital.

Gavarnie Holding, LLC, a Delaware Limited Liability Company ("Gavarnie") owned by Charles F. Willis, IV has entered into the Stock Purchase Agreement — Aloha IslandAir, Inc., dated December 5, 2003, to purchase the stock of Aloha IslandAir, Inc., a Delaware Corporation, ("IslandAir") from Aloha AirGroup, Inc. ("Aloha"). Charles F. Willis, IV is the President, CEO and Chairman of the Board of Directors of the Company and owns approximately thirty-five percent of the Company's stock as of December 31, 2003. IslandAir leases four DeHaviland DH-8-100 aircraft from the Company, under non-cancelable leases which generate lease revenue of approximately $2.2 million per year and have a net book value of $15.2 million, for remaining periods of between four and five years. IslandAir's obligations under these leases are guaranteed by Aloha. The Stock Purchase Agreement provides that Aloha's guarantees will continue after the closing of the sale of IslandAir to Gavarnie. Gavarnie is required to indemnify Aloha if a claim is made against Aloha in respect of its guaranties of IslandAir's leases from the Company. The Company is also negotiating the lease of the Company's remaining DH-8-100 aircraft, with a net book value of approximately $1.8 million at December 31, 2003, to Island Air. It is not expected that this lease, if signed, will be guaranteed by Aloha.

Note 15

NOTE 15: RESTATEMENT

The Company has restated its Consolidated Financial Statements for the year ended December 31, 2000, as a result of an accounting error, discovered during the second quarter of 2003, in calculating the cost of goods sold of an inventory item disposed of in 2000. As a result of the error, income from discontinued operations, net income and retained earnings for the year ended December 31, 2000, have been reduced by $625,000 (net of tax benefit of $375,000). Equipment held for operating lease and deferred income taxes were reduced by $1.0 million and $375,000, respectively. The restatement also affects retained earnings, equipment held for operating lease and deferred income taxes by the same amounts at December 31, 2001 and 2002. There is no effect on operating, finance or investing cash flows for any period.

The following table presents the impact of the restatement on a condensed basis:

(in thousands, except per share amounts)	As Previously Reported	As Restated
Year ended December 31, 2002		
Equipment held for operating lease	$ 496,398	$ 495,398
Total assets	543,995	542,995
Deferred income taxes	23,589	23,214
Total liabilities	438,465	438,090
Retained earnings	45,372	44,747
Total shareholders' equity	105,530	104,905
Total liabilities & shareholders' equity	543,995	542,995
Year ended December 31, 2001		
Equipment held for operating lease	$ 488,042	$ 487,042
Total assets	532,453	531,453
Deferred income taxes	22,804	22,429
Total liabilities	430,872	430,497
Retained earnings	41,776	41,151
Total shareholders' equity	101,581	100,956
Total liabilities & shareholders' equity	532,453	531,453
Year ended December 31, 2000		
Income/(loss) from discontinued operations (net of taxes)	$ 258	$ (367)
Net income	7,814	7,189
Equipment held for operating lease	408,814	407,814
Total assets	455,930	454,930
Deferred income taxes	17,076	16,701
Total liabilities	360,240	359,865
Retained earnings	34,832	34,207
Total shareholders' equity	95,690	95,065
Total liabilities & shareholders' equity	455,930	454,930
Basic earnings per common share		
Discontinued operations	$ 0.31	$ 0.23
Net income	$ 1.04	$ 0.96
Diluted earnings per common share		
Discontinued operations	$ 0.31	$ 0.23
Net income	$ 1.03	$ 0.95

Board of Directors

Charles F. Willis, IV
President and
Chief Executive Officer

Glenn L. Hickerson
Chairman,
GATX Air Advisory Board

W. William Coon, Jr.
President, Chief Executive Officer
and Director,
T Group America

Gérard Laviec
Former President and
Chief Executive Officer,
CFM International;
Former Chairman,
Shannon Engine Support

William M. LeRoy
Partner,
BDO Seidman, LLP

Corporate Executive Offices

2320 Marinship Way, Suite 300
Sausalito, California 94965
415 331-5281 tel
415 331-0607 fax
www.wlfc.com

Legal Counsel

Gibson, Dunn & Crutcher, LLP
San Francisco, California

Independent Auditors

KPMG LLP
San Francisco, California

Transfer Agent and Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
800 937-5449 tel

Investor Relations Counsel

The Cereghino Group
5333 15th Avenue South, Suite 1500
Seattle, Washington 98108
206 762-0993 tel

Form 10-K, 10-Q & Press Releases

Form 10-K has been filed with the Securities and Exchange Commission. Copies of the 10-K, 10-Q and press releases may be obtained from the investor relations area of our web site, www.wlfc.com, or by contacting our corporate offices. Press releases are also available at The Cereghino Group web site, www.stockvalues.com.

Stock Exchange Listing

Willis Lease Finance Corporation is listed on the Nasdaq National Market System under the symbol: WLFC.

Annual Meeting

The Annual Meeting of stockholders will be held on May 26, 2004, at 2:00 p.m. at the Company's headquarters at 2320 Marinship Way, Suite 300, Sausalito, CA 94965. All stockholders are cordially invited to attend.

Stock Information

	2003		2002	
	High	Low	High	Low
Q1	**$ 5.74**	**$ 4.23**	$ 5.89	$ 4.25
Q2	**5.64**	**4.15**	5.34	4.25
Q3	**5.79**	**4.75**	5.65	3.50
Q4	**7.62**	**5.38**	6.13	3.25

Executive Team



Charles F. Willis, IV
President and
Chief Executive Officer



Donald A. Nunemaker
Executive Vice President
Chief Operating Officer



Monica J. Burke
Executive Vice President
Chief Financial Officer



Thomas E. MacAleavey
Senior Vice President
Sales and Marketing



Judith M. Webber
Vice President
Technical Services



Thomas C. Nord
Senior Vice President
and General Counsel

2320 Marinship Way, Suite 300, Sausalito, California 94965 TEL 415 331-5281 FAX 415 331-0607 WEB www.wlfc.com


Willis Lease Finance
CORPORATION